TEMPLE-INLAND INC. 2001 ANNUAL REPORT

THE RIGHT DIRECTION


Temple
Temple

Success is a journey. Temple-Inland is moving in the right direction as it continues to position itself in the right markets, with the right products and the right resources. These actions enable the Company to leverage the growth potential of its markets. The goal? To create value for stakeholders.

Temple-Inland Inc. is a major manufacturer of corrugated packaging and building products with a diversified financial services operation. These businesses are focused on domestic markets (United States and Mexico), and the Company's products serve every segment of the population.

Temple-Inland
acquired Gaylord Container
Corporation
two containerboard
mills
market reach
customer base
efficiency
growing
the Company
addition high quality assets

FINANCIAL HIGHLIGHTS

(in millions, except per share data)	*2001*	*2000*	*Percent Change*
Revenues	$ 4,172	$ 4,297	(3) %
Income *(before special items)*	$ 102 [(a)]	$ 204 [(b)]	(50) %
Net income	$ 109 [(c)]	$ 195	(44) %
Income per diluted share *(before special items)*	$ 2.08 [(a)]	$ 4.01 [(b)]	(48) %
Net income per diluted share	$ 2.22 [(c)]	$ 3.83	(42) %
Dividends per share	$ 1.28	$ 1.28	– %
Book value per share	$ 38.38	$ 37.25	3 %
Weighted average diluted shares outstanding	49.3	50.9	(3) %
Common shares outstanding at year-end	49.4	49.2	– %

[(a)] *Excludes after-tax special gain of $9 million, or $0.18 per diluted share.*

[(b)] *Excludes after-tax special charge of $9 million, or $0.18 per diluted share.*

[(c)] *Includes a $2 million charge, or $0.04 per diluted share, from cumulative effect of accounting change.*

SELECTED BUSINESS SEGMENT DATA

(in millions)	*2001*	*2000*	*Percent Change*
Revenues			
Paper	$ 2,082	$ 2,092	– %
Building Products	$ 726	$ 836	(13) %
Financial Services	$ 1,364	$ 1,369	– %
Operating Income			
Paper	$ 107	$ 207	(48) %
Building Products	$ 13	$ 77	(83) %
Financial Services	$ 184	$ 189	(3) %

This annual report contains forward-looking statements that involve risks and uncertainties. The actual results achieved by Temple-Inland may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and its subsidiaries; the availability and price of raw materials used by Temple-Inland and its subsidiaries; competitive actions by other companies; changes in laws or regulations; and other circumstances, many of which are beyond the control of Temple-Inland and its subsidiaries.

Temple-Inland is moving in the right direction with a unique mix of assets to achieve a superior return on investment over economic cycles. The Company has made significant progress on its transformation initiatives to improve its return to shareholders.

TO OUR SHAREHOLDERS

Over the past two years, we have been transforming Temple-Inland into a market-driven, customer-focused company in order to improve financial performance. Earnings and return on investment (ROI) improved in 2000 as a result of our new direction. In 2001, however, economic conditions deteriorated as the U.S. entered a recession and world economies experienced slow or negative growth. The downturn in the U.S. economy had a negative effect on our earnings, which were $2.08 per share before special items in 2001, compared with $4.01 per share before special items in 2000. Even though earnings declined in 2001, we made significant progress on our transformation initiatives and continue to move Temple-Inland in the right direction to improve earnings and ROI.

PAPER

Temple-Inland's Paper Group is focused on the containerboard and corrugated packaging business. Industry demand for corrugated packaging was down approximately six percent in 2001. Our shipments, however, were down three percent. In accordance with our strict discipline of matching production to our customer demand, we took 327,000 tons of downtime during the year. As a result, inventories at year-end were 3.7 weeks of supply, the lowest year-end level in recent company history.

One of the key strategies to improve our Paper Group's performance is forward integration. During the year, we acquired Elgin Corrugated Box Company, ComPro Packaging LLC and the converting operations of Chesapeake Corporation. These operations have combined capacity to convert over 200,000 tons of containerboard, which will, in time, increase our integration level to over 95 percent. Further integration efforts are under way with the goal to exceed 100 percent and, thereby, extend our integration level to among the highest of the integrated containerboard producers.

Other initiatives that are focused on margin enhancement and cost reduction to improve financial performance include implementation of our new information technology system; digital high-speed printing, with separate message capability for each box; development of Tru-Tech™, a patented revolutionary packaging product that is tear-resistant and water-proof; continued cost-reductions through staff reductions; improvement in purchasing; and waste reduction.

To improve ROI, the Paper Group in 2001 also sold a box plant in Chile; restructured and downsized the specialty packaging group, which included selling the Rural Hall, North Carolina plant, and closing the Leominster, Massachusetts plant; and shutting down for an indefinite period the number two machine at our Orange, Texas, linerboard mill.

We are confident our Paper Group is headed in the right direction to further improve financial performance.

BUILDING PRODUCTS

Housing and repair and remodeling markets held up well during 2001, despite economic recession. The decline in interest rates helped encourage homeownership and remodeling. However, our Building Products Group suffered low profitability. Industry supply in each of our major products (lumber, particleboard, MDF and gypsum) exceeds market demand due to capacity additions over the past several years. In all product lines, older, inefficient capacity is beginning to be eliminated, and no new significant capacity has been announced. In MDF and gypsum markets, operating rates are beginning to improve, and operating rates for lumber and particleboard appear to have bottomed.

In response to weak markets, our building products operations were on reduced schedules during 2001 to match production with customer demand. As a result, we ended 2001 with low inventories. Additionally, we have reduced our workforce to lower operating costs.

For 2002, economic forecasts are for continued weakness in building products during the first half of the year, with the prospects for recovery emerging mid-year, as low interest rates, lower energy prices, improved consumer purchasing power from heavy mortgage-refinance activity, and job growth begin to stimulate the economy. The long-term outlook for building products markets is favorable because of trends in demographics, immigration and homeownership rates.

Temple-Inland's forests experienced accelerated softwood fiber growth in 2001, a trend we expect to continue as new silviculture technology and genetic tree science improve. During 2001, we completed a major study of our forests, which led to the following classifications: strategic timberland, non-strategic timberland, and high-value land (with real estate development potential). Based on the study, 1,800,000 acres has been identified as strategic, 110,000 acres as non-strategic, and 160,000 acres as high-value with the potential for real estate development.

During the year, we sold 78,000 acres of non-strategic land. The remaining non-strategic land will be sold over time. A group of real estate professionals has been assembled in Atlanta, Georgia, to manage the 160,000 acres of high-value land. The remaining 1,800,000 acres of strategic timberland are important to our converting operations and play a key role in our competitiveness and ability to meet environmental certification requirements relating to sound forest management techniques and chain of custody.

Financial Services

The economic downturn experienced in 2001 also had a negative effect on financial markets. In this environment, however, our financial services group's operating profit was $184 million for 2001. This level of earnings is the result of a diversified loan portfolio (both as to geography and product), a very experienced lending group, a credit culture built on the premise of low-risk and sound underwriting guidelines, and strong refinance activity in single-family loans.

During 2001, our Financial Services Group began implementing Customer First, a state-of-the-art, real-time relationship management system designed to better serve customers and provide a wider range of financial products. Our strategy of providing high-touch, individualized service to our customers is targeted to the largest segment of the deposit market, which is expected to experience significant growth.

While we expect non-single-family loan demand to be restrained in the first half of 2002 due to the economy, single-family loan demand is expected to be strong for the entire year, and we are well positioned with a nationwide production capacity to take advantage of this opportunity. During 2002, we will complete the implementation of Customer First throughout our branch network and look for opportunities to further grow transaction accounts and other financial products with an expanding customer base. Low cost will continue to be a focus. We anticipate financial services will have another year of solid financial performance in 2002.

Outlook

Even though we start 2002 with weak economic conditions, our long-term outlook is positive for the reasons outlined in this annual report. Our businesses are well positioned in large markets with great potential; we are delivering high-quality, innovative products and services to these markets; we have placed our operations in geographically competitive locations in the U.S. and Mexico; and we have a large renewable resource in our forestland and a highly-qualified, experienced resource in the team of people that comprise Temple-Inland.

We believe Temple-Inland is moving in the right direction with a unique mix of assets to achieve a superior return on investment over economic cycles.

To all our employees, "Thank you" for your individual dedication, hard work and community participation. We would also like to thank our Board of Directors for its leadership and guidance. The collective efforts of everyone at Temple-Inland are the key to ensuring that we reach our goals.

Although we have made significant progress, the process of transforming our company and improving ROI is not complete. We now rank in the top quartile in the industry based on ROI, but our objective is to be consistently at the top. We pledge to keep moving in the right direction to reach that goal. Thank you for your confidence in us.

Sincerely,

Kenneth M. Jastrow, II
Chairman and Chief Executive Officer

Temple-Inland has positioned each of its businesses in large and growing domestic markets that serve every segment of the population. These markets are fueled by strong geographic, demographic and industry trends that will drive demand for Temple-Inland's products and services.

THE RIGHT MARKETS

Temple-Inland operates three core businesses – paper, building products and financial services. While each of the businesses serves a different market, all markets are significant and growing.

Temple-Inland's Paper Group is focused on a single grade of paper, containerboard. Containerboard is the largest segment of the paper market and is used to make corrugated packaging. Corrugated packaging shipments have experienced steady trendline growth of approximately 2.5 percent per year over the past 20 years. This growth trend, coupled with a decline in industry containerboard capacity and essentially no announced new capacity for the next few years, positions this grade well for the future.

Corrugated packaging is a domestic business, and the Company has a nationwide network of operations capable of effectively servicing customers throughout the United States and Mexico. During 2001, Temple-Inland extended its market reach even further with key acquisitions of converting plants that also increased its integration level.

Containerboard is made using softwood fiber from pine trees, and Temple-Inland's 2.1 million acres of timberland, a significant portion of which is pine plantations, provide a major portion of the Paper Group's fiber requirements. The combination of promising long-term fundamentals, a domestic geographical focus and a large natural resource base, makes corrugated packaging the right market for Temple-Inland's Paper Group.

New housing and the repair and remodeling industries drive market demand for products manufactured by Temple-Inland's Building Products Group. These large markets are projected to experience significant growth in the future due to an increase in homeownership rates resulting from demographic trends, including aging baby boomers, a fast growing minority population, an increase in immigrants and rising birth rates. The Building Products Group's converting operations and forest resources are located near many of the fastest growing U.S. metropolitan areas. This geographic positioning, coupled with a commitment to deliver quality products and service, provides a strategic advantage for servicing the Company's building products customers.

Temple-Inland's third business segment, Financial Services, offers a full range of products and services for its marketplace. Customers who value high-touch, high-service comprise the largest segment of the financial services market in terms of dollars and are this group's target market. This portion of the market is poised for growth with the aging of the baby boomers. With 152 branches in 50 communities in Texas and California, Financial Services is strategically located to take advantage of the anticipated growth and strong population trends in these geographic markets.

Consumers from all segments of the growing domestic population use Temple-Inland's products. By providing quality products, services and new innovations, Temple-Inland is moving in the right direction to fully capitalize on the growth in these markets.



Temple-Inland acquired *13 box and sheet plants during 2001 to* expand *its* market reach *and enhance its integration level. The Company's* goal *is to become more than* 100 percent integrated, *and this will be achieved by growing the converting side of its business. Growth through integration will* increase efficiencies *and* improve financial performance.



LARGEST SEGMENT
Containerboard is the largest segment of the paper industry and has experienced a steady trendline growth over the past 20 years.

BASIC TO BRANDED
Temple-Inland produces a wide range of containers, from basic corrugated boxes to full-color merchandising displays.

PREFERRED CONTAINER
Corrugated packaging is the nation's preferred shipping container because of its versatility and proven ability to protect valuable merchandise.

RENEWABLE AND REUSABLE
Temple-Inland's renewable pine forests provide a significant portion of the Paper Group's virgin fiber requirements. Additionally, in 2001, Temple-Inland used almost one million tons of old corrugated containers to produce new containerboard.

ALL TYPES OF BUSINESSES, INCLUDING THIS MINUTE MAID® FACILITY, DEPEND ON TEMPLE-INLAND'S CORRUGATED PACKAGING.


PARTICLEBOARD
Temple-Inland is one of the largest producers of particleboard in North America. This versatile panel is used by designers and manufacturers for cabinetry, shelving, furniture and more.
SYNTHETIC GYPSUM WALLBOARD
Temple-Inland's synthetic gypsum wallboard sets the standard for responsible building materials, providing beautiful interiors and environmental commitment.
MEDIUM DENSITY FIBERBOARD
MDF products, including lightweight MDF and thin MDF, are important in the building industry for their many uses including molding, furniture and the underlayment for flooring.
AND PROVIDES THE QUALITY PRODUCTS THAT HELP PEOPLE BUILD NEW HOUSES AND REPAIR OR REMODEL THEIR EXISTING HOMES.

Temple-Inland has long been respected for consistently delivering high-quality, innovative products. The Company continues its commitment to innovation and developing the right products to meet the evolving needs of its customers.

THE RIGHT PRODUCTS



Temple-Inland *produces* environmentally responsible products *that meet the growing demands of its customers. It has* achieved prestigious certifications *including those from Scientific Certification Systems (SCS) and the Forest Stewardship Council (FSC). Currently, Temple-Inland certified products include specific lines of* gypsum *wallboard, particleboard, engineered* wood siding *and medium density* fiberboard.

Temple-Inland's Building Products Group has been an innovator of products to meet the changing needs of the building industry. Continuing this leadership today, Temple-Inland has made substantial investments in technology to develop and produce innovative products to meet current market demands.

For example, one of Temple-Inland's newest products, Ultra Lite Fiberboard®, offers the same outstanding machinability and top quality finishing surface as standard medium density fiberboard, but is 25 percent lighter. The lighter weight makes it desirable in certain non-load bearing applications like mouldings and ready-to-assemble furniture. Not only is it easier for end users to handle, it also reduces machine wear and improves operator effectiveness.

Developed for a specific need, appearance grade lumber (shown on the cover of this annual report) continues to be the right product for discerning end-use customers. Temple's Prime #2 lumber provides an attractive appearance with minimal visible flaws. Typically, consumers who purchase lumber at large retail centers make their choice based on appearance. If there is any visible flaw in the lumber, the consumer simply will not choose it. Temple-Inland developed its Prime #2 for customers, such as The Home Depot, to address consumer buying behavior.

Customers increasingly require certification of the environmental integrity of building products they purchase. Temple-Inland strives to meet these demands, having achieved numerous environmental certifications, and is an important supplier of products certified by Scientific Certification Systems (SCS) and the Forest Stewardship Council (FSC).

New products and services developed by Temple-Inland's Paper Group capitalize on state-of-the-art technology to provide the right solutions for customers. Innovative Internet applications like PackageGenie® and myInland.com systems use the Internet to connect customers with the Paper Group's full range of services, information and products on a real-time basis. PackageGenie® uses a digital printing process that dramatically reduces time to market and enables individual packages to be customized for specialized shipping and marketing needs. myInland.com uses the Internet to link the Paper Group with its customers to collaborate on product offerings, review status of transactions, place orders, design boxes and share information.

In order to meet the changing demands of today's marketplace, the Paper Group has developed a new product offering, Tru-Tech™, an innovative paper product that utilizes high-performance, tear-resistant materials ideal for envelopes, e-commerce packaging and building materials. Tru-Tech™ is a proprietary product that enables customers to reduce costs associated with transportation, handling and inventories.

The Financial Services Group offers a wide range of products that are responsive to its customers' need. These include a full menu of loans designed to enable customers to purchase and improve their homes, an extensive offering of deposit products (including a recently introduced rising rate CD), as well as corporate cash management services.

Innovative solutions underscore Temple-Inland's commitment to producing the right products and services to meet the growing needs of its customers.

Temple-Inland is focused on domestic markets in the United States and Mexico. The Company has strategically located its operations in geographic areas with large populations and projected growth in order to efficiently and effectively deliver products to its current and future customers.

THE RIGHT PLACES

Temple-Inland's Financial Services Group has positioned itself in the right places to take advantage of growing financial services markets. In 2001, the Company fully implemented its high-touch, high-service Customer First program throughout its 152 Guaranty Bank centers located in 50 communities in Texas and California, the two most populous states in the country. Customer First leverages the bank's new proprietary customer interface technology, broad mix of financial products and a focus on personalized service to increase market share and customer loyalty.

The Financial Services lending group is one of the largest real estate construction lenders in the nation. In 2001 it provided more than $3.2 billion in financing for residential and commercial real estate projects in the country's top 50 markets. During the year, the group started an oil and gas lending department, focusing on highly profitable independent producers, and expanded middle-market and asset-based corporate lending.

Guaranty Bank initiated programs to provide both consumer and business customers with home mortgage and insurance services through its affiliated companies, Guaranty Residential Lending, Inc. and Guaranty Insurance Services, Inc. Guaranty is one of the few financial services companies with the ability to offer banking, insurance and mortgage services from a single source, providing a distinct advantage in the marketplace.

The Paper Group has a nationwide network of mills and box plants capable of effectively servicing customers anywhere in the United States and Mexico. Positioning of box plants across the United States and Mexico is important because it allows the Paper Group to operate within a 150-mile radius of most customers and thereby provide efficient service and just-in-time delivery. During 2001, this group further extended its market reach and added to its customer base by acquiring 13 corrugated converting facilities in the United States.

The Paper Group completed construction of a new corrugated container plant in Monterrey, Mexico during the year. This plant, combined with the group's plants in San Jose Iturbide, Guanajuato and Guadalajara, Jalisco, cover an area that accounts for approximately 70 percent of Mexico's total industrial production. These plants are ideally located to capitalize on these growing manufacturing areas.

Temple-Inland's forest and building products operations are located close to some of the largest population centers in the southern and eastern parts of the country. These major metropolitan areas experienced rapid growth during the 1990s and thereby created significant increases in demand for Temple-Inland's building products. Higher than average rates of growth are anticipated to continue in these areas. Temple-Inland is uniquely located to efficiently provide quality products and service to its customers at low transportation costs, and thereby fully capitalize on future increases in market demand.

Temple-Inland is in the right places to serve its customers.



Temple-Inland *uses geographic presence as* a competitive advantage *for each of its businesses. By* aligning its operations and resources with major markets *and population centers, Temple-Inland is able to provide* higher levels of customer service, *increase efficiency,* lower costs *and leverage the future growth of its markets.*





FUTURE CONSERVATIONISTS
Temple-Inland is helping educate the next generation in the care and conservation of precious natural resources through stewardship and the application of technology.

RESPONSIBLE FORESTRY
Temple-Inland's commitment is the responsibility to renew and sustain its forest holdings, a foundation of the Company's daily operations.

ACCELERATED GROWTH
Improvements such as lower seedbed densities and specialized fertilization and watering regimes boost juvenile seedlings' early first year of growth.

RENEWABLE RESOURCE
Temple-Inland first produces and selects superior seeds developed for performance and desirable wood qualities and, from these, it grows loblolly pine seedlings that have improved survival, development and strength characteristics.

TEMPLE-INLAND'S NURSERY PROVIDES APPROXIMATELY 30 MILLION CAREFULLY NURTURED SEEDLINGS EVERY YEAR TO RENEW ITS PINE PLANTATIONS.

Temple-Inland has the right resources in place to continue to provide quality products and service to customers. These resources include 2.1 million acres of timberland, state-of-the-art technology and people committed to driving the performance of the Company.

THE RIGHT RESOURCES



Temple-Inland's *forest operations utilize state-of-the-art* technology, *including spatial and economic models and a unique land classification system, to improve growth while* maintaining environmental quality *and a balanced ecosystem. Additionally, Temple-Inland's* Value Web *system matches customer requirements with specific trees, resulting in higher fiber recovery rates during the converting process.*

Temple-Inland's largest natural resource is its 2.1 million acres of timberland located in Texas, Louisiana, Georgia and Alabama. These lands are an important strategic asset and provide approximately 70 percent of the virgin fiber requirements of the Company's containerboard mills and 60 percent of the raw material requirements of the building products operations.

During 2001, Temple-Inland continued its progress to grow more fiber per acre of timberland. The Company's nursery is providing larger diameter and more uniform seedlings, which are matched to sites best suited to each seedling type. The sites are prepared with specific tillage and fertilization to quickly establish improved root systems while competing vegetation is controlled throughout the first growing season. As a result of these improved silvicultural practices and improved tree genetics, fiber production is anticipated to increase by as much as 50 percent over the next seven years. This increase in fiber growth will allow a higher portion of Temple-Inland's fiber requirements to be satisfied from Company timberland.

In addition to growing more fiber, improving the financial performance of its forest is a high priority for the Company. As part of this effort, Temple-Inland performed a review of its 600,000 acres of timberland in Georgia and Alabama and identified approximately 110,000 acres of non-strategic timberland. In September 2001, approximately 78,000 acres of the non-strategic lands were sold for $56 million. The balance of this acreage will be sold over the next few years. The Company has also identified approximately 160,000 acres of additional timberland in Georgia that potentially has more value as developed real estate than timberland. This land will be converted to higher value use over time thereby creating increased value for shareholders.

Technology is another important resource at Temple-Inland. New technology platforms have been, or are in the process of being, installed at each of the three operating groups – Paper, Building Products and Financial Services. These systems enhance the Company's abilities to manage relationships and interact with customers, lower costs by more effectively scheduling production and provide greater ability to fully capitalize on e-commerce initiatives.

An important key to the Company's history of success has been the talent and vision of its employees. Temple-Inland's greatest resource is its people whose efforts have resulted in the Company's growth and its expanding potential. The commitment to excellence shared by all employees, coupled with state-of-the-art technology and a significant, growing natural resource base, will drive the future performance of Temple-Inland.

Renewing and sustaining Temple-Inland's 2.1 million acres of forest holdings, exercising stringent environmental practices throughout the Company's operations and meeting its commitments as a corporate citizen are important, long-standing values of Temple-Inland.

THE RIGHT VALUES

During 2001, Temple-Inland's forest operation achieved two of the forest industry's highest standards for forest stewardship. The Company received certification of its ISO 14001 Environmental Management System and was also certified as compliant with the American Forest & Paper Association's Sustainable Forestry Initiative (SFI℠). Achieving these certifications is a strong endorsement that Temple-Inland is an important industry leader in ensuring balanced and responsible forest management operations. It also means that customers, shareholders and the public can be assured that the products made from the Company's forestlands come from well managed and sustainable forests. These certifications are a natural result of the Company's long history of stewardship and underscore the commitment to sound environmental practices in the future.

Temple-Inland's environmental stewardship program requires a careful balance of ecology by considering the biological diversity of the forest, sustainability by assuring a perpetual and productive forest, and value by providing the cost-effective delivery of wood fiber to Temple-Inland's manufacturing facilities. There are many ways the Company accomplishes this, including planting over 40 million seedlings in its forest each year. Each acre of Company forestland is meticulously managed to ensure a balance between forest diversity and individual site quality. Each site is carefully considered for its intrinsic nature and scientifically evaluated to determine its best use. Based on such parameters as water quality, soil composition and nutrient levels and the adjoining landscape, individual sites may be designated as a wildlife management area, a mixed forest, a pine plantation or a streamside management zone.

Recycling also plays a significant role in the environment. Temple-Inland has been a leader in the containerboard industry recycling effort and is one of the country's largest consumers of old boxes for direct conversion into new containers. In 2001, the Company utilized almost one million tons of used corrugated boxes as raw material for new corrugated boxes. This is material that did not have to go to solid waste landfills.

In 2001, Temple-Inland was again included in the Dow Jones Sustainability Group Index, which tracks the financial performance of the top 10% of sustainable companies. The Company was selected as the leader in the Containers and Packaging group, one of the sectors utilized for industry grouping. Leading companies in the index generate value by embracing long-term economic, environmental and social growth potential.

Temple-Inland's social responsibility extends outside its forests and manufacturing operations and into the communities in which it operates and in which its employees live. From computers for schools, to food for the hungry, to cleaner air and water for everyone, the people of Temple-Inland believe in helping make the world a better place. Temple-Inland employees help make housing a reality for lower-income families, donate to worthy causes and lend a helping hand to those in need. Temple-Inland supports and protects the environment and helps enrich the cultural life of its communities. These values are part of the Company's long-term heritage and commitment to the future.



Temple-Inland *is expanding its designated site protecting the best-known colony of the* rare Whorled Sunflower. *The Company is now developing the 600-acre Coosa Valley Prairie Management Area to* further protect and maintain this species' habitat. *Recently rediscovered, 90 percent of the known Whorled Sunflowers exist on Temple-Inland property.*



PROTECTION

Temple-Inland has a strong commitment to conserving threatened plant and animal habitats with 30,000 acres of forestland that have been designated as protected areas.

CERTIFICATION

Caring for customers and the environment includes forestland and product certifications that instill confidence and credibility in Temple-Inland's environmental integrity and its products.

SUSTAINABILITY

Temple-Inland applies sustainable forest management practices to ensure fiber production while supporting plant and animal life, water quality, recreation and the many other amenities of a living forest.

TEMPLE-INLAND PROTECTS HABITATS FOR PLANTS AND WILDLIFE INCLUDING THIS BALD EAGLE NESTING IN THE COMPANY'S TEXAS FORESTLAND.

Temple-Inland is moving in the right direction. With the right products and right resources in place, the Company is well positioned to grow with its expanding markets.

Temple-Inland's transition to a market-driven, customer-oriented company is yielding results. The Company's goal is to deliver a superior rate of return for shareholders over economic cycles. In order to accomplish this, Temple-Inland has implemented strategies to improve profitability and returns by meeting the needs of its customers, matching production with demand across all product lines, controlling capital and reducing costs. Temple-Inland's unique mix of businesses, locations and market focus provide the opportunity to meet these goals and provide the foundation for future growth.

SELECTED FINANCIAL DATA

For the year (*in millions except per share*)	*2001*	*2000*	*1999*	*1998*	*1997*
Revenues					
Paper	$ 2,082	$ 2,092	$ 1,869	$ 1,707	$ 1,768
Building Products	726	836	837	660	662
Financial Services	1,364	1,369	1,116	1,036	923
Total revenues	$ 4,172	$ 4,297	$ 3,822	$ 3,403	$ 3,353
Segment Operating Income					
Paper	$ 107	$ 207	$ 104	$ 39	$ (53)
Building Products	13	77	189	118	136
Financial Services	184	189	138	154	132
Segment operating income [a]	304	473	431	311	215
Corporate expenses	(30)	(33)	(30)	(28)	(25)
Other income (expense) [b]	1	(15)	–	(47)	–
Parent company interest	(98)	(105)	(95)	(78)	(82)
Income before taxes	177	320	306	158	108
Income taxes	(66)	(125)	(115)	(70)	(49)
Income from continuing operations	111	195	191	88	59
Discontinued operations [c]	–	–	(92)	(21)	(8)
Effect of accounting change	(2)	–	–	(3)	–
Net income	$ 109	$ 195	$ 99	$ 64	$ 51
Diluted earnings per share					
Income from continuing operations	$ 2.26	$ 3.83	$ 3.43	$ 1.59	$ 1.04
Discontinued operations	–	–	(1.65)	(0.38)	(0.14)
Effect of accounting change	(.04)	–	–	(0.06)	–
Net income	$ 2.22	$ 3.83	$ 1.78	$ 1.15	$ 0.90
Dividends per common share	$ 1.28	$ 1.28	$ 1.28	$ 1.28	$ 1.28
Average diluted shares outstanding:	49.3	50.9	55.8	55.9	56.2
Common shares outstanding at year-end	49.3	49.2	54.2	55.6	56.3
Depreciation and depletion:					
Manufacturing [a]	$ 182	$ 198	$ 200	$ 192	$ 187
Financial Services	23	18	17	14	13
Capital expenditures:					
Manufacturing	$ 182	$ 223	$ 178	$ 157	$ 213
Financial Services	26	34	26	39	18
At year-end					
Total assets					
Parent company	$ 4,121	$ 4,011	$ 4,005	$ 4,308	$ 4,170
Financial Services	15,738	15,324	13,321	12,376	10,772
Long-term debt:					
Parent company	$ 1,339	$ 1,381	$ 1,253	$ 1,501	$ 1,356
Financial Services	214	210	212	210	167
Stock issued by subsidiaries	$ 306	$ 306	$ 226	$ 225	$ 150
Shareholders' equity	$ 1,896	$ 1,833	$ 1,927	$ 1,998	$ 2,045
Ratio of total debt to total capitalization – parent company	41%	43%	39%	43%	40%

(a) *Segment operating income for 2001 includes a $27 million reduction in depreciation expense resulting from a change in the estimated useful lives of certain production equipment. Of this amount, $20 million applies to the Paper Group and $7 million applies to the Building Products Group.*

(b) *Other income (expense) includes (i) in 2001, a $20 million gain from the sale of non-strategic timberlands and $15 million in losses from the disposition of under performing assets; (ii) in 2000, a $15 million loss from the decision to exit the fiber cement business; and (iii) in 1998, a $24 million loss from the disposition of the Argentine operations and $23 million in losses and charges related to other under performing assets.*

(c) *Represents the bleached paperboard operations sold in 1999 and includes a loss on disposal of $71 million.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The actual results achieved by Temple-Inland may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and its subsidiaries; the availability and price of raw materials used by Temple-Inland and its subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors, many of which are beyond the control of Temple-Inland and its subsidiaries.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 2001, 2000 AND 1999

SUMMARY

Consolidated revenues were $4.2 billion in 2001, $4.3 billion in 2000 and $3.8 billion in 1999. Income from continuing operations was $111 million in 2001, $195 million in 2000, and $191 million in 1999. Income from continuing operations per diluted share was $2.26 in 2001, $3.83 in 2000, and $3.43 in 1999.

BUSINESS SEGMENTS

Temple-Inland manages its operations through three business segments: Paper, Building Products and Financial Services. Each of these business segments is affected by the factors of supply and demand and changes in domestic and global economic conditions. These conditions include changes in interest rates, new housing starts, home repair and remodeling activities, and the strength of the U.S. dollar, some or all of which may have varying degrees of impact on the business segments. As used herein the term "parent company" refers to Temple-Inland and its manufacturing business segments, Paper and Building Products with the Financial Services Group reported on the equity method.

Critical Accounting Policies

In preparing the financial statements, Temple-Inland follows generally accepted accounting policies, which in many cases require Temple-Inland to make assumptions, estimates and judgments that affect the amounts reported. Many of these policies are relatively straightforward. There are, however, a few policies that are critical because they are important in determining the financial condition and results and they are difficult to apply. Within the parent company, they include asset impairments and pension accounting and within the Financial Services Group, they include the allowance for loan losses and mortgage servicing rights. The difficulty in applying these policies arises from the assumptions, estimates and judgments that have to be made currently about matters that are inherently uncertain, such as future economic conditions, operating results and valuations as well as management intentions. As the difficulty increases, the level of precision decreases, meaning that actual results can and probably will be different from those currently estimated. Temple-Inland bases its assumptions, estimates and judgments on a combination of historical experiences and other reasonable factors.

Measuring assets for impairments requires estimating intentions as to holding periods, future operating cash flows and residual values of the assets under review. Changes in management intentions, market conditions or operating performance could indicate that impairment charges might be necessary. The expected long-term rate of return on pension plan assets is an important assumption in determining pension expense. In selecting that rate, consideration is given to both historical returns and future returns over the next quarter century. Differences between actual and expected returns will adjust future pension expense. Allowances for loan losses are based on loan classifications, historical experiences and evaluations of future cash flows and collateral values and are subject to regulatory scrutiny. Changes in general economic conditions or loan specific circumstances will inevitably change those evaluations. Measuring for impairment and amortizing mortgage servicing rights is largely dependent upon the speed at which loans are repaid and market rates of return. Changes in interest rates will affect both of these variables and could indicate that impairments or adjustments of the rate of amortization might be necessary.

The Paper Group

The Paper Group manufactures linerboard and corrugating medium that it converts into a complete line of corrugated and specialty packaging. The Paper Group operations consist of 4 linerboard mills, 1 corrugating medium mill, 53 converting plants, 8 specialty-converting plants and an interest in a gypsum facing paper joint venture. The Paper Group's facilities are located throughout the United States and in Mexico and Puerto Rico.

During 2001, the Paper Group completed the acquisition of the corrugated packaging operations of Chesapeake Corporation, Elgin Corrugated Box Company and ComPro Packaging LLC. These operations consist of 13 corrugated converting plants in eight states. These acquired operations did not contribute significantly to the Paper Group's 2001 operating income. During January 2002, the parent company initiated a tender offer to acquire Gaylord Container Corporation. The transaction is contingent on several matters including the tender of at least two-thirds of the outstanding shares and at least 90 percent in aggregate principal amount of senior notes and 82.6 percent of the senior subordinated notes. The tender is scheduled to expire on February 28, 2002, and will be funded from a bank financing commitment.

The Paper Group's revenues come principally from the sales of corrugated packaging products and to a lesser degree from the sales of linerboard in the domestic and export markets. The Paper Group's revenues were $2.1 billion in 2001, $2.1 billion in 2000 and $1.9 billion in 1999. While revenues were flat in 2001 and up 12 percent in 2000, the mix of revenues is changing. Corrugated packaging revenues represent 93 percent of total revenues in 2001 and 91 percent in 2000 and 1999. In 2001, the corrugated packaging revenues derived from the acquired corrugated packaging operations, approximately $100 million, were offset by declines in domestic shipments due to the weakening economy. Average box prices were up 2 percent and box shipments were unchanged. Excluding the acquired corrugated packaging operations, average box prices would have been up 1 percent, and shipments would have been down 3 percent. Revenues and volumes were also affected by the poor performance of the specialty packaging operations. Until the economy improves, box shipments will likely remain weak, and box prices will likely trend downward. The changes in revenues in 2000 and 1999 were due to increases in average box prices, up 17 percent in 2000 and 3 percent in 1999 with essentially no change in volumes.

The decrease in linerboard revenues in 2001 was due to lower prices, down 7 percent, and lower shipments, down 14 percent. The weakening economy softened the market for domestic linerboard while increased offshore capacity and a strong U.S. dollar continued to affect export markets. Until the economy improves, the downward trend in the domestic linerboard market will probably continue. It is likely that the downward trend in export demand will continue during 2002 due to significant new offshore capacity. The changes in revenues in 2000 and 1999 were due to increases in average prices, up 20 percent in 2000 and 6 percent in 1999, with volumes down 10 percent in 2000 and up 61 percent in 1999.

Costs, which include production, distribution and administrative costs, were $2.0 billion in 2001, $1.9 billion in 2000 and $1.8 billion in 1999. The change in costs in 2001 was due to the acquired corrugated packaging operations and higher costs for energy, principally natural gas, up $30 million, labor and benefit costs, up $19 million, and new technology systems, up $14 million. Costs were also affected by the poor performance of the specialty packaging operations. Partially offsetting these increases were lower OCC costs, down $35 million, and lower depreciation expense, down $20 million. The changes in costs in 2000 were due to higher energy costs, up $10 million, and higher OCC costs coupled with increased outside purchases of corrugating medium. Energy costs began to rise during the second quarter 2000 and continued to rise through the second quarter 2001. Energy costs peaked during the second quarter 2001 and began to decline the remainder of 2001 reaching more normalized levels by year-end 2001. OCC represented 38 percent, 41 percent and 46 percent of the fiber requirements during the last three years. OCC prices began to decline near the end of the second quarter 2000 and continued to decline through the second quarter 2001. OCC prices have remained relatively constant since then. OCC costs averaged $69 per ton in 2001, $107 per ton in 2000 and $89 per ton in 1999. Year-end OCC prices were $53 per ton in 2001, $67 per ton in 2000 and $99 per ton in 1999. The reduction in depreciation expense was due to the lengthening of estimated useful lives of certain production equipment beginning January 2001.

Mill production was 2.1 million tons in 2001, 2.3 million tons in 2000 and 2.7 million tons in 1999. Of the mill linerboard production, 83 percent in 2001 and 80 percent in 2000 and 1999 was used by the corrugated packaging operations; the remainder was sold in the domestic and export markets. Production was affected by curtailments due to market, maintenance and operational factors in 2001 and 2000 and by the conversion of the Newport medium mill (285,000-ton annual capacity) in 2000. Production curtailments totaled 327,000 tons in 2001 and 315,000 tons in 2000. Production curtailments were minimal in 1999. The No. 2 paper machine (220,000-ton annual capacity) at the Orange, Texas linerboard mill was shut down for an indefinite period in December 2001 due to weak market conditions. Absent an improvement in market conditions, it is likely that the Paper Group will continue to curtail production in 2002.

The joint venture conversion of the Newport mill to enable it to produce lightweight gypsum facing paper was completed during third quarter 2000. Start-up and production issues coupled with weak market conditions have hampered this venture. Consequently, the mill continues to produce some corrugating medium, a large portion of which was purchased by the Paper Group, 159,400 tons in 2001 and 72,000 tons in 2000. The joint venture expects to have the production issues resolved during the first quarter 2002; however, it is uncertain when market conditions for gypsum-facing paper will improve.

The Paper Group is continuing its efforts to enhance return on investment, including reviewing operations that are unable to meet return objectives and determining appropriate courses of actions. During 2001, the Paper Group sold its corrugated packaging operation in Chile at a loss of $5 million. The Paper Group also restructured and downsized its specialty packaging operations at a loss of $4 million and recognized an impairment charge of $4 million related to its interest in a glass bottling venture operation in Puerto Rico. These losses are included in other expenses. Other initiatives included the December 1999 sale of the bleached paperboard operation, which resulted in a loss on disposal of $71 million.

The Paper Group's operating income was $107 million in 2001, $207 million in 2000 and $104 million in 1999.

The Building Products Group

The Building Products Group manufactures a variety of building products including lumber, particleboard, medium density fiberboard (MDF) and gypsum wallboard. The Building Products Group operations consist of 19 facilities including a particleboard plant and an MDF plant operated under long-term operating lease agreements and interests in a gypsum joint venture and an MDF joint venture. The Building Products Group operates in the United States and Canada and manages the company's 2.1 million acres of owned and leased timberlands located in Texas, Louisiana, Georgia and Alabama.

The Building Products Group's revenues were $726 million in 2001, $836 million in 2000 and $837 million in 1999. Average prices for lumber, particleboard, and gypsum fell during 2001. During 2001, prices for lumber were down 5 percent, particleboard down 14 percent and gypsum down 39 percent while prices for MDF were up 4 percent due to improved product mix. For 2001, shipments of lumber were up 15 percent, particleboard down 14 percent, gypsum down 13 percent and MDF up 5 percent. Lumber shipments were up primarily due to the new Pineland sawmill, which began operations in second quarter 2001. Particleboard shipments were down due to the explosion at the Mount Jewett facility, which closed the facility for about five months during 2001 and weaker market conditions. Other revenue includes sales of small tracts of high-value use timberlands ($18 million in 2001, $11 million in 2000 and $14 million in 1999) and deliveries under a long-term fiber supply agreement entered into in connection with the 1999 sale of the bleached paperboard operations. The lumber, particleboard and gypsum markets continue to be affected by over capacity and weak demand. It is likely that these conditions will continue for much of 2002. The MDF markets could also be affected by new industry capacity coming on line in 2002.

Costs, which include production, distribution and administrative costs, were $713 million in 2001, $759 million in 2000 and $648 million in 1999. The change in costs in 2001 was due to lower production volumes, lower depreciation expense and the disposition of the fiber cement venture during the third quarter 2000 offset by higher energy costs, principally natural gas. Fiber costs were relatively unchanged. Depreciation expense was reduced by $7 million due to the lengthening of estimated useful lives of certain production equipment beginning January 2001. Energy costs were up $8 million. Energy costs peaked during the second quarter 2001 and began to decline during the remainder of 2001 reaching more normalized levels by year-end 2001. The change in costs in 2000 was due to additional manufacturing facilities, an increase in energy costs, up $7 million, and $13 million of operating losses from the fiber cement venture.

Production was curtailed due to market conditions to varying degrees in most product lines beginning the third quarter 2000 and continuing through year-end 2001. For 2001, production averaged from a low of 66 percent to a high of 77 percent of capacity in the various product lines. Production curtailments were minimal in 1999. The Building Products Group's joint venture operations also experienced production curtailments during 2001 due to market conditions. During the first quarter 2001, the MDF joint venture in El Dorado, Arkansas was shut down due to market conditions, higher energy prices and reconstruction of the heat energy system of the plant. Production at this facility resumed in the second quarter 2001. Absent an improvement in market conditions, it is likely that the Building Products Group and its joint venture operations will continue to curtail production to varying degrees in the various product lines in 2002.

The Building Products Group is continuing its efforts to enhance return on investment, including reviewing operations that are unable to meet return objectives and determining appropriate courses of action. During 2001, the Building Products Group performed a review of its 600,000 acres of timberlands in Georgia and Alabama and identified approximately 110,000 acres of non-strategic fee and leased timberlands. During September 2001, approximately 78,000 acres of these non-strategic timberlands were sold for $54 million resulting in a gain of $20 million, which is included in other income. The remaining non-strategic timberlands will be sold over time. This review also identified approximately 160,000 acres of timberlands in Georgia that will be converted over time to higher value use. In addition, the Building Products Group is addressing production cost issues at its MDF facilities.

The Building Products Group's operating income was $13 million in 2001, $77 million in 2000 and $189 million in 1999.

The Financial Services Group

The Financial Services Group operates a savings bank and engages in mortgage banking, real estate and insurance brokerage activities. The savings bank, Guaranty Bank (Guaranty), primarily conducts business through banking centers in Texas and California. The mortgage banking operation originates single-family mortgages and services them for Guaranty and unrelated third parties. Real estate operations include the development of residential subdivisions and multi-family housing and the management and sale of income producing properties, which are principally located in Texas, Colorado, Florida, Tennessee and California. The insurance brokerage operation sells a range of insurance products.

During 2001, the Financial Services Group acquired an asset-based loan portfolio and two mortgage production operations. During 2000, the Financial Services Group acquired American Finance Group, Inc. (AFG), a commercial finance company engaged in leasing and secured lending. During 1999, the Financial Services Group acquired Hemet Federal Savings and Loan Association (Hemet) and the assets of Fidelity Funding Inc. (Fidelity), an asset-based lender.

Operations

The Financial Services Group revenues, consisting of interest and noninterest income, were $1.4 billion in 2001, $1.4 billion in 2000 and $1.1 billion in 1999. Selected financial information for the Financial Services Group follows:

For the year *(in millions)*	*2001*	*2000*	*1999*
Net interest income	$ 426	$ 389	$ 299
Provision for loan losses	(46)	(39)	(38)
Noninterest income	363	280	280
Noninterest expense	(540)	(423)	(388)
Minority interest	(19)	(18)	(15)
Operating income	$ 184	$ 189	$ 138

Net interest income was $426 million in 2001, $389 million in 2000 and $299 million in 1999. The increases in net interest income are primarily due to growth and changes in the mix of average earning assets and interest-bearing liabilities. The changes in the net yield are primarily due to changes in the mix of the assets and liabilities and the timing of their repricing to market rates. The following table presents average balances, interest income and expense, and rates by major balance sheet categories:

	2001			2000			1999		
For the year	*Average Balance*	*Interest*	*Yield/ Rate*	*Average Balance*	*Interest*	*Yield/ Rate*	*Average Balance*	*Interest*	*Yield/ Rate*
(dollars in millions)									
Assets									
Cash equivalents and securities	$ 3,164	$ 195	6.16%	$ 3,137	$ 205	6.53%	$ 2,450	$ 131	5.35%
Loans and mortgage loans held for sale[1]	11,166	806	7.22%	10,377	884	8.52%	9,482	705	7.43%
Total interest-earning assets	14,330	$ 1,001	6.99%	13,514	$ 1,089	8.06%	11,932	$ 836	7.01%
Other assets	1,048			1,077			1,066		
Total assets	$ 15,378			$ 14,591			$ 12,998		
Liabilities and Equity									
Deposits:									
Interest-bearing demand	$ 2,838	$ 77	2.72%	$ 2,294	$ 93	4.04%	$ 1,851	$ 56	3.04%
Savings deposits	172	3	1.89%	189	4	1.94%	215	5	2.17%
Time deposits	5,990	319	5.32%	6,993	396	5.67%	6,052	318	5.25%
Total interest-bearing deposits	9,000	399	4.44%	9,476	493	5.20%	8,118	379	4.66%
Advances from FHLBs	3,412	139	4.08%	2,511	159	6.35%	2,683	139	5.19%
Securities sold under repurchase agreements	594	23	3.84%	484	32	6.51%	112	5	4.98%
Other borrowings	235	14	5.91%	217	16	7.34%	217	14	6.35%
Total interest-bearing liabilities	13,241	$ 575	4.34%	12,688	$ 700	5.52%	11,130	$ 537	4.83%
Other liabilities	687			597			731		
Stock issued by subsidiaries	308			230			227		
Shareholder's equity	1,142			1,076			910		
Total liabilities and equity	$ 15,378			$ 14,591			$ 12,998		
Net interest income		$ 426			$ 389			$ 299	
Net yield on interest-earning assets			2.97%			2.88%			2.51%

[1] *Nonaccruing loans are included in loans and mortgage loans held for sale.*

A portion of the increase in average interest-earning assets in 2001 was the result of the first quarter 2001 acquisition of an asset-based lending portfolio and the first quarter 2000 acquisition of AFG. The remainder of the increase in 2001 was due to internally generated growth, primarily in construction and development loans, mortgage warehouse loans, commercial and business loans and mortgage loans held for sale. A portion of the increase in average interest-earning assets in 2000 was the result of the first quarter 2000 acquisition of AFG and the mid-1999 acquisitions of Hemet and Fidelity. The remainder of the increase in 2000 was due to internally generated growth, primarily in construction and development loans and commercial and business loans and purchases of mortgage-backed securities. As a percentage of average earning assets, loans, which include loans and mortgage loans held for sale, were 78 percent in 2001, 77 percent in 2000 and 79 percent in 1999.

The decline in average interest-bearing deposits in 2001 was the result of very competitive markets. Despite paying rates for new deposits at a historically high spread, non-renewed maturing deposits exceeded new deposits during 2001. A portion of the increase in average interest-bearing deposits in 2000 was the result of the mid-1999 acquisition of Hemet. The remainder of the increase was the result of internally generated growth through new product offerings and marketing campaigns. See Note G to the Financial Services Group Summarized Financial Statements for further information regarding deposits. The increase in average borrowings in 2001 resulted from the competitive deposit market and the growth in average earning assets. The increase in average borrowings in 2000 resulted from the growth in average earning assets outpacing the growth in average interest-bearing deposits.

The following table presents the changes in net interest income attributable to changes in volume and rates of interest-earning assets and interest-bearing liabilities.

	2001 Compared with 2000			*2000 Compared with 1999*		
	Increase (Decrease) Due to[(1)]			*Increase (Decrease) Due to*[(1)]		
	Volume	*Rate*	*Total*	*Volume*	*Rate*	*Total*
(in millions)						
Interest income:						
Cash equivalents and securities	$ 2	$ (12)	$ (10)	$ 41	$ 33	$ 74
Loans and mortgage loans held for sale	64	(142)	(78)	70	109	179
Total interest income	$ 66	$ (154)	$ (88)	$ 111	$ 142	$ 253
Interest expense:						
Deposits:						
Demand and savings deposits	$ 18	$ (35)	$ (17)	$ 15	$ 21	$ 36
Time deposits	(54)	(23)	(77)	52	26	78
Total interest on deposits	(36)	(58)	(94)	67	47	114
Advances from FHLBs	47	(67)	(20)	(9)	29	20
Securities sold under repurchase agreements	6	(15)	(9)	24	3	27
Other borrowings	–	(2)	(2)	–	2	2
Total interest expense	$ 17	$ (142)	$ (125)	$ 82	$ 81	$ 163
Net interest income	$ 49	($12)	$ 37	$ 29	$ 61	$ 90

(1) *The change in interest income and expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.*

The provision for loan losses was $46 million in 2001, $39 million in 2000 and $38 million in 1999. The increase in 2001 was primarily the result of a decline in asset quality related to loans in the construction and development (senior housing) and commercial and business (asset-based) portfolios. Loan growth and a change in the mix of the loan portfolio affected both 2000 and 1999.

Noninterest income includes service charges, fees, and the revenues from mortgage banking, real estate and insurance activities. Noninterest income was $363 million in 2001 and $280 million in 2000 and in 1999. The growth in noninterest income in 2001 was due to increased mortgage banking and insurance revenues and fee-based products. Mortgage banking revenues were up almost 200 percent due to acquisitions and the high level of refinance activity resulting from low interest rates. This was partially offset by a reduction in servicing revenues due to the sale of $8.6 billion in loans during the second quarter 2001 and an increase in amortization expense and impairment reserves due to the high level of prepayments. In 2000, the growth in fee-based products was offset by declines in mortgage banking revenues due to the impact of the higher interest rate environment on mortgage financing and refinancing activities.

Noninterest expense includes compensation and benefits, real estate operations, occupancy and data processing expenses. Noninterest expense was $540 million in 2001, $423 million in 2000 and $388 million in 1999. The growth in noninterest expense in 2001 was primarily due to the acquired mortgage banking production operations and asset-based portfolios and expenses associated with new product offerings. The growth in noninterest expense in 2000 was primarily due to the acquired savings bank operation.

Earning Assets

Securities, which include mortgage-backed and other securities, were $3.4 billion at year-end 2001, $3.3 billion at year-end 2000 and $2.5 billion at year-end 1999. Purchases and securitizations totaling $948 million offset payments received on securities in 2001. The increase in 2000 was the result of purchases of $1.0 billion partially offset by maturities and prepayments. See Note D to the Financial Services Group Summarized Financial Statements for further information regarding securities. Mortgage loans held for sale were $958 million at year-end 2001, $232 million at year-end 2000 and $252 million at year-end 1999. The increase at year-end 2001 resulted from the growth in the mortgage production operations due to acquisitions and high refinancing activities due to the lower interest rate environment.

Loans were $10.0 billion at year-end 2001, $10.5 billion at year-end 2000 and $9.4 billion at year-end 1999. The following table summarizes the composition of the loan portfolio.

At year-end	*2001*	*2000*	*1999*	*1998*	*1997*
(in millions)					
Real estate mortgage	$ 2,872	$ 3,600	$ 3,763	$ 4,133	$ 4,036
Construction and development[(1)]	4,234	4,007	3,253	2,210	1,379
Commercial and business	2,116	1,681	1,265	1,031	582
Consumer and other, net	764	1,224	1,128	844	585
	9,986	10,512	9,409	8,218	6,582
Less allowance for loan losses	(139)	(118)	(113)	(87)	(91)
	$ 9,847	$ 10,394	$ 9,296	$ 8,131	$ 6,491

(1) *Includes residential construction*

The Financial Services Group continued to alter the mix of the loan portfolio through increased lending in the construction and development, mortgage warehouse, and commercial and business areas and the introduction of new products. These changes to the loan portfolio provide further product and geographic diversification.

Lending activities are subject to underwriting standards and liquidity considerations. Specific underwriting criteria for each type of loan are outlined in a credit policy approved by the Board of Directors of the savings bank. In general, commercial loans are evaluated based on cash flow, collateral, market conditions, prevailing economic trends, character and leverage capacity of the borrower and capital and investment in a particular property, if applicable. Most small business and consumer loans are underwritten using credit-scoring models that consider factors including payment capacity, credit history and collateral. In addition, market conditions, economic trends and the character of the borrower are considered. The credit policy, including the underwriting criteria for loan categories, is reviewed on a regular basis and adjusted when warranted.

Construction and development and commercial and business loans by maturity date at year-end 2001 follow:

	Construction and Development		*Commercial and Business*		
	Variable Rate	*Fixed Rate*	*Variable Rate*	*Fixed Rate*	*Total*
(in millions)					
Due within one year	$ 2,598	$ 90	$ 613	$ 42	$ 3,343
After one but within five years	1,525	21	839	368	2,753
After five years	–	–	99	155	254
	$ 4,123	$ 111	$ 1,551	$ 565	$ 6,350

Asset Quality

Several important measures are used to evaluate and monitor asset quality. They include the level of loan delinquencies, nonperforming loans and assets and net loan charge-offs compared to average loans.

At year-end (dollars in millions)	2001	2000	1999
Accruing loans past due 30-89 days	$ 107	$ 170	$ 95
Accruing loans past due 90 days or more	–	6	6
Accruing loans past due 30 days or more	$ 107	$ 176	$ 101
Nonaccrual loans	$ 166	$ 65	$ 85
Restructured loans	–	–	–
Nonperforming loans	166	65	85
Foreclosed property	2	3	8
Nonperforming assets	$ 168	$ 68	$ 93
Allowance for loan losses	$ 139	$ 118	$ 113
Net charge-offs	$ 27	$ 36	$ 24
Nonperforming loan ratio	1.67%	0.62%	0.90%
Nonperforming asset ratio	1.68%	0.65%	0.99%
Allowance for loan losses/total loans	1.39%	1.12%	1.20%
Allowance for loan losses/nonperforming loans	83.73%	179.73%	133.52%
Net loans charged off/average loans	0.25%	0.35%	0.26%

Accruing delinquent loans past due 30 days or more were 1.10 percent of total loans at year-end 2001, 1.67 percent at year-end 2000 and 1.07 percent at year-end 1999. There were no accruing delinquent loans past due 90 days or more at year-end 2001. Accruing delinquent loans past due 90 days or more were 0.06 percent at year-end 2000 and 0.07 percent at year-end 1999.

Nonperforming loans consist of nonaccrual loans (loans on which interest income is not currently recognized) and restructured loans (loans with below market interest rates or other concessions due to the deteriorated financial condition of the borrower). Interest payments received on nonperforming loans are applied to reduce principal if there is doubt as to the collectibility of contractually due principal and interest. Nonperforming loans increased in 2001 due to loans in the construction and development (senior housing) and commercial and business (asset-based) portfolios. One of the asset-based loans was affected by the events of September 11, 2001, and is currently being restructured. This increase in nonperforming loans resulted in a decline in the allowance as a percent of nonperforming loans; 83.73 percent at year-end 2001 compared with 179.73 percent at year-end 2000. The allowance as a percent of total loans increased to 1.39 percent at year-end 2001 compared with 1.12 percent at year-end 2000. Nonperforming loans declined in both dollars and as a percent of total loans in 2000; the allowance as a percent of nonperforming loans increased in 2000. Loans accounted for on a nonaccrual basis, accruing loans that are contractually past due 90 days or more, and restructured or other potential problem loans were less than 2 percent of total loans as of the most recent five year ends. The aggregate amounts and the interest income foregone on such loans are immaterial.

The investment in impaired loans was $66 million at year-end 2001 and $6 million at year-end 2000, with a related allowance for loan losses of $28 million and $3 million, respectively. The average investment in impaired loans during 2001 and 2000 was $37 million and $45 million, respectively. The related amount of interest income recognized on impaired loans for 2001 and 2000 was immaterial.

Allowance for Loan Losses

The allowance for loan losses is comprised of specific allowances, general allowances and an unallocated allowance. Management continuously evaluates the allowance for loan losses to ensure the level is adequate to absorb losses inherent in the loan portfolio. The allowance is increased by charges to income and by the portion of the purchase price related to credit risk on loans acquired through bulk purchases and acquisitions, and decreased by charge-offs, net of recoveries.

Specific allowances are based on a thorough review of the financial condition of the borrower, general economic conditions affecting the borrower, collateral values and other factors. General allowances are based on historical loss trends and management's judgment concerning those trends and other relevant factors, including delinquency rates, current economic conditions, loan size, industry competition and consolidation, and the effect of government regulation. The unallocated allowance provides for inherent loss exposures not yet identified. The evaluation of the appropriate level of unallocated allowance considers current risk factors that may not be apparent in historical factors used to determine the specific and general allowances. These factors include inherent delays in obtaining information and the volatility of economic conditions.

Changes in the allowance for loan losses were:

For the year (dollars in millions)	*2001*	*2000*	*1999*	*1998*	*1997*
Balance at beginning of year	$ 118	$ 113	$ 87	$ 91	$ 68
Charge-offs:					
Real estate mortgage	–	(22)	(16)	(6)	(5)
Commercial and business	(28)	(11)	(7)	–	(1)
Consumer and other	(3)	(4)	(2)	(2)	(2)
	(31)	(37)	(25)	(8)	(8)
Recoveries:					
Real estate mortgage	3	–	–	3	1
Consumer and other	1	1	1	–	1
	4	1	1	3	2
Net charge-offs	(27)	(36)	(24)	(5)	(6)
Additions charged to operations	46	39	38	1	(2)
Acquisitions and bulk purchases of loans, net of adjustments	2	2	12	–	31
Balance at end of year	$ 139	$ 118	$ 113	$ 87	$ 91
Ratio of net charge-offs during the year to average loans outstanding during the year	.25%	.35%	.26%	.07%	.10%

An analysis of the allocation of the allowance for loan losses follows. Allocation of a portion of the allowance does not preclude its availability to absorb losses in other categories of loans.

	2001		*2000*		*1999*		*1998*		*1997*	
At year-end (dollars in millions)	*Allowance*	*Category as a % of Total Loans*	*Allowance*	*Category as a % of Total Loans*	*Allowance*	*Category as a % of Total Loans*	*Allowance*	*Category as a % of Total Loans*	*Allowance*	*Category as a % of Total Loans*
Real estate mortgage	$ 14	29%	$ 26	34%	$ 60	40%	$ 36	50%	$ 46	61%
Construction and development	62	42%	30	38%	24	35%	17	27%	15	21%
Commercial and business	36	21%	31	16%	12	13%	14	13%	4	9%
Consumer and other	3	8%	5	12%	5	12%	3	10%	3	9%
Unallocated	24	–	26	–	12	–	17	–	23	–
Total	$ 139	100%	$ 118	100%	$ 113	100%	$ 87	100%	$ 91	100%

The allowance allocated to real estate mortgage was down in 2001 due to a reduction in loans outstanding and improved credit quality and down in 2000 due to charge-offs of loans previously provided for. The amount allocated to construction and development was up in 2001 and 2000 due to loans in the senior housing industry. The amount allocated to commercial and business loans was up in 2001 due to the growth in asset-based lending partially offset by charge-offs of syndicated loans previously provided for. The decrease in the unallocated allowance in 2001 was the result of a more mature construction and development portfolio reducing construction period and lease-up risk. The unallocated amount was up in 2000 as a reflection of slowing economic activity and an increase in the size of the loan portfolio. The allowance for loan losses is considered adequate based on information currently available. However, adjustments to the allowance may be necessary due to changes in economic conditions, assumptions as to future delinquencies or loss rates and intent as to asset disposition options. In addition, regulatory authorities periodically review the allowance for loan losses as a part of their examination process. Based on their review, the regulatory authorities may require adjustments to the allowance for loan losses based on their judgment about the information available to them at the time of their review.

Mortgage Banking Activities

Mortgage loan originations were $7.6 billion in 2001, $2.1 billion in 2000 and $3.7 billion in 1999. The record production in 2001 was due to the acquisition of production operations in the upper mid-west and mid-Atlantic regions and the high level of refinance activity resulting from the low interest rate environment. Higher interest rates during 2000 resulted in a significant reduction in mortgage refinancing activity, contributing to a reduction in mortgage loan originations. Mortgage servicing portfolio runoff was 26.1 percent in 2001, 13.9 percent in 2000 and 21.0 percent in 1999. The changes in the runoff rates are due to the lower interest rate environments in 2001 and 1999, leading to high levels of refinancing, and a relatively higher interest rate environment in 2000 resulting in low levels of refinancing. The mortgage-servicing portfolio was $11.4 billion at year-end 2001 and $19.5 billion at year-end 2000. The decrease was due to the sale of $8.6 billion in servicing during the second quarter 2001 and the accelerated runoff rate. The accelerated runoff rate was due to prepayments in the lower rate environment, partially offset by the retention of servicing on a portion of the mortgage loans originated.

Other Matters

The Financial Services Group is continuing its efforts to enhance return on investment, including reviewing operations that are unable to meet return objectives and determining appropriate courses of action. During January and February 2002, a plan was enacted to exit certain businesses and product delivery methods that were not expected to meet return objectives in the near term. This action resulted in a reduction in force and the write-off of certain technology investments; however, the ongoing cost savings from these actions is anticipated to exceed significantly the related severance and write-off expenses. During 2001, the Financial Services Group completed acquisitions that significantly increased its mortgage production capacity. In addition, the mortgage loan-servicing portfolio was reduced by approximately 40 percent during the year through a bulk sale of servicing and an increase in the sale of servicing with loan production. The acquisitions and change in the size of the servicing portfolio were designed to reposition the mortgage banking operations to be more of a production operation and to minimize impairment risk associated with mortgage servicing rights.

Corporate, Interest and Other Income/Expense

Corporate expenses were $30 million in 2001, $33 million in 2000 and $30 million in 1999. The decrease in 2001 was primarily due to reduced pension costs.

Parent company interest expense was $98 million in 2001, $105 million in 2000 and $95 million in 1999. The average interest rate on borrowings was 6.3 percent in 2001 and 7.2 percent in 2000. In addition, during 2001, debt was reduced $43 million. Parent company interest expense for 1999 was reduced $28 million to reflect an allocation of parent company debt to the discontinued bleached paperboard operation, which was sold at year-end 1999.

Other income/expense primarily consists of gains and losses on the sale or disposition of under-performing and non-strategic assets. For 2001, it includes a $20 million gain on the sale of non-strategic timberlands and $13 million of losses related to under-performing assets. It also includes a $4 million fair value adjustment of an interest rate swap agreement before its designation as a cash flow hedge. For 2000, other income/expense consists of a $15 million charge related to the decision to exit the fiber cement business.

Pension Credits

Non-cash pension credits were $18 million in 2001, $9 million in 2000, $1 million in 1999. The increase in the pension credit in 2001 and 2000 reflects the cumulative better than expected performance of the pension plan assets through year-end 2000 and 1999. Based upon the actuarial valuation as of year-end 2001, the pension credit will revert to a pension expense of approximately $5 million for 2002. This is due mainly to less than expected performance of the pension plan assets through year-end 2001.

Income Taxes

The effective tax rate was 37 percent in 2001, 39 percent in 2000 and 38 percent in 1999. The difference between the effective tax rate and the statutory rate is due to state income taxes, nondeductible goodwill amortization and losses in certain foreign operations for which no financial benefit was recognized. The 2001 rate reflects a one time, 3 percent, financial benefit realized from the sale of the corrugated packaging operation in Chile.

Average Shares Outstanding

Average diluted shares outstanding were 49.3 million in 2001, 50.9 million in 2000 and 55.8 million in 1999. The decreases of 3 percent in 2001 and 9 percent in 2000 were due mainly to the effects of share repurchases under the stock repurchase programs authorized during the fourth quarter 1999 and the third quarter 2000.

CAPITAL RESOURCES AND LIQUIDITY FOR THE YEAR 2001

The consolidated net assets invested in the Financial Services Group are subject, in varying degrees, to regulatory rules and regulations including restrictions on the payment of dividends to the parent company. Accordingly, the parent company and the Financial Services Group capital resources and liquidity are discussed separately.

Parent Company

Operating Activities

Cash from operations was $346 million, down 10 percent. The decrease was due to lower earnings offset in part by better use of working capital and an increase in dividends received from the Financial Services Group. Dividends received from the Financial Services Group totaled $124 million in 2001 and $110 million in 2000.

Depreciation and amortization was $186 million, down $16 million. The decrease was due to the revisions in the estimated useful lives of certain production equipment, which reduced depreciation by $27 million, partially offset by an increase in amortization of new technology systems and new capital additions.

Investing Activities

Capital expenditures were $184 million, down 17 percent. Capital expenditures are expected to approximate $140 million for 2002.

Cash proceeds from the sale of 78,000 acres of non-strategic timberland were $54 million. Cash used to acquire three corrugated packaging operations totaled $144 million and $15 million was invested in existing building products joint ventures.

There were no capital contributions to the Financial Services Group during 2001.

Financing Activities

Long-term debt was reduced by $43 million, including a $25 million non-cash reduction arising from the sale of the corrugated packaging operation in Chile.

During 2001, $200 million of 9.0 percent term notes were repaid using $100 million of short-term borrowings and $100 million from an existing three-year revolving credit agreement. In the fourth quarter 2001, a wholly-owned and consolidated subsidiary established a new $200 million trade receivable backed revolving credit due in November 2002. Under this agreement, the subsidiary purchases, on an ongoing basis, substantially all of the parent company's trade receivables. As the parent company requires funds, the subsidiary draws under its revolving credit agreement, pledges the trade receivables as collateral and remits the proceeds to the parent company. In case of liquidation of the subsidiary, its creditors would be entitled to satisfy their claims from the subsidiary's assets before distributions back to the parent company. At year-end 2001, the subsidiary owned $248 million of trade receivables against which it had borrowed $70 million of the $168 million currently available to borrow under the agreement.

Cash dividends paid to shareholders were $63 million or $1.28 per share.

There were no treasury stock purchases during 2001 under the August 2000 Board of Directors authorization to repurchase 2.5 million shares. To date a total of 750,000 shares had been repurchased under this authorization at a cost of $31 million.

Liquidity and Off Balance Sheet Financing Arrangements

The following table summarizes the parent company's contractual cash obligations at year-end 2001:

	Payment Due or Expiration By Year				
(in millions)	Total	2002	2003-4	2005-6	2007+
Long-term debt	$ 1,339	$ 107	$ 323	$ 294	$ 615
Capital leases	188	–	–	–	188
Operating leases	317	42	49	35	191
Purchase obligations	77	3	6	68	–
Total	$ 1,921	$ 152	$ 378	$ 397	$ 994

The parent company's sources of short-term funding are its operating cash flows, which include dividends received from the Financial Services Group and its existing credit arrangements. The parent company operates in cyclical industries, and its operating cash flows vary accordingly. The dividends received from the Financial Services Group are subject to regulatory approval and restrictions. At year-end 2001, the parent company had $505 million in unused borrowing capacity under its existing credit agreements. Most of the credit agreements contain terms and conditions customary for such agreements including minimum levels of interest coverage and limitations on leverage. At year-end 2001, the parent company complied with all the terms and conditions of its credit agreements. Of the current credit agreements, $75 million in lines of credit and the $200 million receivable securitization program could not be accessed if the long-term debt of the parent company was rated below "investment grade" by rating agencies. Several supply and lease agreements include similar rating requirements, which if activated would result in a variety of remedies including restructuring of the agreements. The long-term debt of the parent company is currently rated BBB and Baa2 by the rating agencies. Because of the announced tender offer for Gaylord Container Corporation and its related financing commitment of $900 million, the current debt rating is being reviewed by the rating agencies.

The following table summarizes the parent company's commercial commitments at year-end 2001:

		Expiring By Year			
	Total	*2002*	*2003-4*	*2005-6*	*2007+*
(in millions)					
Joint venture guarantees	$ 105	$ 28	$ —	$ 10	$ 67
Performance bonds and recourse obligations	105	35	58	—	12
Total	$ 210	$ 63	$ 58	$ 10	$ 79

Approximately $17 million in joint venture guarantees, letters of credit and recourse obligations include rating requirements, which if activated would result in acceleration. Of the recourse obligations, $6 million relate to receivables arising from the 1998 sale of the operations in Argentina, which were subsequently sold with recourse. It is possible that the currency crisis in Argentina will have some affect on the borrower's ability to repay these notes, which could lead to these notes being repurchased by the parent company.

The parent company is a participant in three joint ventures engaged in manufacturing and selling of paper and building materials. The joint venture partner in each of these ventures is a publicly held company. At year-end 2001, these ventures had $215 million in long-term debt of which the parent company had guaranteed obligations and letters of credit aggregating $105 million. The parent company has no unconsolidated special purpose entities.

The parent company has an interest rate and several commodity derivative instruments outstanding at year-end 2001. The interest rate instrument expires in 2008 and the majority of the commodity instruments expire in the third quarter 2002. These instruments are non-exchange traded and are valued using either third-party resources or models. At year-end 2001, the fair value of these instruments is a negative $5 million. Adjustments in their fair value are recorded in other comprehensive income, a component of shareholders' equity.

The preferred stock issued by subsidiaries of Guaranty Bank is automatically exchanged into preferred stock of Guaranty Bank upon the occurrence of certain regulatory events or administrative actions. If such exchange occurs, each preferred share is automatically surrendered to the parent company in exchange for senior notes of the parent company. At year-end 2001, the outstanding preferred stock issued by these subsidiaries totaled $305 million.

The Financial Services Group

Operating Activities

Cash used by operations in 2001 was $397 million compared with cash provided by operations of $217 million in 2000. Higher earnings and an increase in the change in cash for mortgage loans serviced for others were more than offset by a $673 million increase in mortgage loans held for sale. Mortgage loans held for sale were $958 million at year-end 2001.

Investing Activities

Loans and securities decreased $750 million due primarily to a decrease in mortgage assets resulting from the high level of prepayments in the lower interest rate environment. Cash proceeds from the sale of mortgage servicing rights totaled $143 million. During 2001, servicing rights on $8.6 billion in mortgage loans were sold to mitigate exposure to changes in the valuation of mortgage servicing rights in the lower interest rate environment.

Cash paid for acquisitions of mortgage production operations and an asset-based lending portfolio was $364 million. Capital expenditures were $26 million.

Financing Activities

Borrowings increased $1.1 billion during 2001. Borrowings consist primarily of long- and short-term advances from Federal Home Loan Banks and securities sold under repurchase agreements and resulted from funding needs as deposits declined $766 million and earning assets grew slightly. The decline in deposits was due to competitive market conditions.

Dividends paid to the parent company totaled $124 million.

Cash Equivalents

Cash equivalents were $587 million, an increase of $267 million. This increase was primarily the result of proceeds received on the sale of mortgage loans on the last day of 2001, which were used in January 2002 to reduce borrowings.

Liquidity, Off Balance Sheet Financing Arrangements and Capital Adequacy

The following table summarizes the Financial Services Group's contractual cash obligations at year-end 2001:

		Payments Due or Expiring By Year			
	Total	2002	2003-4	2005-6	2007+
(in millions)					
Deposits	$ 9,030	$ 6,726	$ 1,945	$ 357	$ 2
FHLB advances	3,435	2,816	249	232	138
Repurchase agreements	1,107	1,107	–	–	–
Other borrowings	214	174	6	4	30
Preferred stock issued by subsidiaries	305	–	–	–	305
Operating leases	60	17	25	12	6
Total	$ 14,151	$ 10,840	$ 2,225	$ 605	$ 481

The Financial Services Group's short-term funding needs are met through operating cash flows, attracting new retail and wholesale deposits, increased borrowings and converting assets to cash through sales or reverse repurchase agreements. Assets that can be converted to cash include short-term investments, mortgage loans held for sale and securities available-for-sale. At year-end 2001, the Financial Services Group had available liquidity of $2.0 billion. The maturities of deposits in the above table are based on contractual maturities and repricing periods. Most of the deposits that are shown to mature in 2002 are comprised of transaction deposit accounts and short-term (less than one year) certificates of deposit, most of which have historically renewed at maturity.

In the normal course of business, the Financial Services Group enters into commitments to extend credit including loans, leases, and letters of credit. These commitments generally require collateral upon funding and as such carry substantially the same risk as loans. In addition, the commitments normally include provisions that under certain circumstances allow the Financial Services Group to exit the commitment. At year-end 2001, loan, lease and letter of credit commitments totaled $5.0 billion with expiration dates primarily within the next three years. In addition, at year-end 2001, commitments to originate single-family residential mortgage loans totaled $985 million and commitments to sell single-family residential mortgage loans totaled $1.1 billion.

At year-end 2001, the savings bank met or exceeded all applicable regulatory capital requirements. The parent company expects to maintain the savings bank's capital at a level that exceeds the minimum required for designation as "well capitalized" under the capital adequacy regulations of the Office of Thrift Supervision. From time to time, the parent company may make capital contributions to the savings bank or receive dividends from the savings bank. During 2001, the parent company received $124 million in dividends from the savings bank.

At year-end 2001, preferred stock of subsidiaries was outstanding with a liquidation preference of $305 million. These preferred stocks are automatically exchanged into $305 million in savings bank preferred stock if federal banking regulators determine that the savings bank is or will become undercapitalized in the near term or upon the occurrence of certain administrative actions. If such an exchange occurs, the parent company must issue senior notes in exchange for the savings bank preferred stock in an amount equal to the liquidation preference of the preferred stock exchanged.

Selected financial and regulatory capital data for the savings bank follows:

At year-end *(dollars in millions)*	*2001*	*2000*
Balance sheet data		
Total assets	$ 15,251	$ 14,885
Total deposits	9,369	10,088
Shareholder's equity	954	931

	Savings Bank Actual	*Regulatory Minimum*	*For Categorization As "Well Capitalized"*
Regulatory capital ratios			
Tangible capital	7.8%	2.0%	N/A
Leverage capital	7.8%	4.0%	5.0%
Risk-based capital	10.7%	8.0%	10.0%

Of the subsidiary preferred stock, $298 million qualifies as core (leverage) capital and the remainder qualifies as Tier 2 (supplemental risk-based) capital.

Environmental Matters

Temple-Inland is committed to protecting the health and welfare of its employees, the public and the environment, and strives to maintain compliance with all state and federal environmental regulations. When constructing new facilities or modernizing existing facilities, Temple-Inland uses state of the art technology for controlling air and water emissions. These forward-looking programs should minimize the effect that changing regulations have on capital expenditures for environmental compliance.

Temple-Inland has been designated as a potentially responsible party at nine Superfund sites, excluding sites as to which Temple-Inland's records disclose no involvement or as to which Temple-Inland's potential liability has been finally determined. At year-end 2001, Temple-Inland estimated the undiscounted total costs it could incur for the remediation and toxic tort actions at Superfund sites to be about $2 million, which has been accrued. Temple-Inland also utilizes landfill operations to dispose of non-hazardous waste at three paperboard and two building product mill operations. At year-end 2001, Temple-Inland estimated that the undiscounted total costs it could incur to ensure proper closure of these landfills over the next twenty-five years to be about $14 million, which is being accrued over the estimated lives of the landfills.

On April 15, 1998, the U.S. Environmental Protection Agency (EPA) issued the Cluster Rule regulations governing air and water emissions for the pulp and paper industry. Temple-Inland has spent approximately $15 million toward Cluster Rule compliance through the end of 2001. Future expenditures for environmental control facilities will depend on additional Maximum Available Control Technology (MACT) II regulations for hazardous air pollutants relating to pulp mill combustion sources (estimated at $2 million) and the upcoming plywood and composite wood products MACT proposal (estimated at $12 million), as well as changing laws and regulations and technological advances. Given these uncertainties, Temple-Inland estimates that capital expenditures for environmental purposes excluding the MACT rules during the period 2002 through 2004 will average approximately $12 million each year.

Energy and the Effects of Inflation

Inflation has had minimal effects on operating results the last three years except for the increase in energy costs during 2001 and 2000. Energy costs were up $38 million in 2001 and $17 million in 2000. Energy costs began to rise during the second quarter 2000 and continued to rise through the second quarter 2001. Energy costs peaked during the second quarter 2001 and began to decline during the remainder of 2001 reaching more normalized levels by year-end 2001. In some instances, Temple-Inland elected to take downtime at certain of its manufacturing facilities rather than pay significantly higher energy prices.

The Paper Group is a party to a long-term power purchase contract agreement with Southern California Edison (Edison). Under this agreement, the Paper Group sold to Edison a portion of its electrical generating capacity from a co-generation facility operated in connection with its Ontario mill. Edison was to pay the Paper Group for its committed generating capacity and for electricity generated and sold by Edison. During the fourth quarter 2000 and the first quarter 2001, the Ontario mill generated and delivered electricity to Edison but was not paid. During the second quarter 2001, the Paper Group notified Edison that the long-term power purchase agreement was cancelled because of Edison's material breach of the agreement. Edison contested the right of the Paper Group to terminate the agreement. It has also asserted that it is entitled to recover a portion of the payments it made during the term of the agreement from the Paper Group. The parties are currently in litigation to determine, among other matters, whether the agreement has been terminated and whether the Paper Group may sell its excess generating capacity to third parties. The Paper Group continues to provide power to Edison and has received some payments from Edison. Temple-Inland does not believe that the resolution of these matters will have a material adverse effect on its consolidated operations or financial position.

The parent company's fixed assets, including timber and timberlands, are reflected at their historical costs. At current replacement costs, depreciation expense and the cost of timber harvested or timberlands sold would be significantly higher than amounts reported.

New Accounting Pronouncements and Change in Estimate

Beginning January 2001, Temple-Inland adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. This statement requires that derivative instruments be included on the balance sheet at fair value with the changes in their fair value reflected in net income or other comprehensive income, depending upon the classification of the derivative instrument. Temple-Inland uses to a limited degree, derivative instruments to hedge risks, including those associated with changes in product pricing, manufacturing cost and interest rates. Temple-Inland does not use derivatives for trading purposes. The cumulative effect of adoption was to reduce 2001 net income by $2 million. Additionally, as permitted by this Statement, the Financial Services Group changed the designation of its portfolio of held-to-maturity securities, which are carried at unamortized cost, to available-for-sale, which are carried at fair value. As a result, the carrying value of these securities was adjusted to their fair value with a corresponding after tax reduction in other comprehensive income, a component of shareholders' equity, of $16 million.

Beginning January 2001, the parent company began computing depreciation of certain production equipment using revised useful lives. These revisions ranged from a reduction of several years to a lengthening of up to five years and were based on an assessment performed by the manufacturing groups, which indicated that revisions of the estimated useful lives of certain production equipment were warranted. The maximum estimated useful lives for production equipment is 25 years. As a result of these revisions, 2001 depreciation expense was reduced by $27 million.

Temple-Inland adopted Statement of Financial Accounting Standards No. 141, *Business Combinations*, on June 30, 2001. This Statement requires business combinations to be accounted for using the purchase method.

Beginning January 2002, Temple-Inland adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Under this Statement, amortization of goodwill is precluded and goodwill is periodically measured for impairment. The effect of not amortizing goodwill during 2001 would have been to increase operating income by $11 million and net income by $9 million or $0.18 per diluted share. While Temple-Inland has not yet determined the amount of goodwill impairment to be recognized during the first quarter 2002 upon adoption of this new statement, it is likely that up to $20 million of goodwill associated with pre-2001 specialty packaging acquisitions may be impaired. Under the new rules, impairment is measured based upon the present value of future operating cash flows while under the old rules impairment was measured based upon undiscounted future operating cash flows.

Temple-Inland will be required to adopt Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, beginning 2003. The company has not yet determined the effect on earnings or financial position of adopting this statement. In addition, Temple-Inland will be required to adopt Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* beginning 2002. While Temple-Inland has not yet determined the effect on earnings or financial position of adopting this statement, it is likely that the effect of adoption will not be material.

STATISTICAL AND OTHER DATA[a]

For the year *(dollars in millions)*	*2001*	*2000*	*1999*
Revenues			
Paper Group			
Corrugated packaging	$ 1,935	$ 1,902	$ 1,692
Linerboard	147	190	177
Total Paper	$ 2,082	$ 2,092	$ 1,869
Building Products Group			
Pine lumber	$ 228	$ 218	$ 239
Particleboard	175	230	189
Medium density fiberboard	98	90	66
Gypsum wallboard	56	98	162
Fiberboard	63	67	75
Other	106	133	106
Total Building Products	$ 726	$ 836	$ 837
Financial Services Group			
Savings bank	$ 1,042	$ 1,121	$ 841
Mortgage banking	153	92	131
Real estate	117	117	111
Insurance brokerage	52	39	33
Total Financial Services	$ 1,364	$ 1,369	$ 1,116
Unit sales			
Paper Group			
Corrugated packaging, thousands of tons	2,214	2,217	2,284
Linerboard, thousands of tons	404	468	518
Total, thousands of tons	2,618	2,685	2,802
Building Products Group			
Pine lumber, mbf	728	666	618
Particleboard, msf	582	676	574
Medium density fiberboard, msf	256	244	187
Gypsum wallboard, msf	586	678	890
Fiberboard, msf	385	368	439
Financial Services Group			
Segment operating income			
Savings bank	$ 166	$ 168	$ 109
Mortgage banking	4	11	19
Real estate	4	3	4
Insurance brokerage	10	7	6
Total Financial Services operating income	$ 184	$ 189	$ 138
Operating Ratios			
Return on average assets	1.08%	1.01%	0.93%
Return on average equity	14.55%	13.64%	13.29%
Dividend pay-out ratio	74.62%	74.92%	57.85%
Equity to asset ratio at year-end	7.43%	7.38%	7.00%
Equity at year-end			
Savings bank	$ 954	$ 931	$ 857
Mortgage banking	91	78	90
Real estate	66	56	54
Insurance brokerage	31	28	22
Total Financial Services equity	$ 1,142	$ 1,093	$ 1,023

[a] *Revenues and unit sales do not include joint venture operations.*

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Temple-Inland is subject to interest rate risk from the utilization of financial instruments such as adjustable-rate debt and other borrowings, as well as the lending and deposit-gathering activities of the Financial Services Group. The following table illustrates the estimated impact on pre-tax income of immediate, parallel and sustained shifts in interest rates for the subsequent 12-month period at year-end 2001, with comparative information at year-end 2000:

Change in Interest Rates	*Increase (Decrease) in Income Before Taxes*	
	2001	*2000*
	(in millions)	
+2%	$ 2	$ (7)
+1%	$ 8	$ (1)
0%	$ –	$ –
−1%	$ (6)	$ (1)

The change in exposure to interest rate risk from year-end 2000 is primarily due to changes in the composition of assets and liabilities in the Financial Services Group.

The operations of the Financial Services Group's savings bank are subject to interest rate risk to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Since year-end 2000, the duration of the liabilities has lengthened while the duration of the assets has shortened. The lengthened duration of liabilities is the result of significant originations in longer-term fixed rate certificates of deposit. The shortened duration of assets is the result of composition changes caused by increased prepayments on the mortgage and mortgage-backed securities portfolios, stemming from the lower interest rate environment, and the growth in the loan portfolio.

Additionally, the fair value of the Financial Services Group's mortgage servicing rights (estimated at $178 million at year-end 2001) is also affected by changes in interest rates. Temple-Inland estimates that a 1 percent decline in interest rates from current levels would decrease the fair value of the mortgage servicing rights by approximately $37 million.

Foreign Currency Risk

The company's exposure to foreign currency fluctuations on its financial instruments is not material because most of these instruments are denominated in U.S. dollars.

Commodity Price Risk

From time to time the company uses commodity derivative instruments to mitigate its exposure to changes in product pricing and manufacturing costs. These instruments cover a small portion of the company's volume and range in duration from three months to three years. Based on the fair value of these instruments at year-end 2001, the potential loss in fair value resulting from a hypothetical 10 percent change in the underlying commodity prices would not be significant.

COMMON STOCK PRICES AND DIVIDEND INFORMATION

	2001			*2000*		
	Price Range			*Price Range*		
	High	*Low*	*Dividends*	*High*	*Low*	*Dividends*
First Quarter	$ 57.38	$ 40.35	$ 0.32	$ 67 11/16	$ 43 3/4	$ 0.32
Second Quarter	56.80	41.95	0.32	57 1/2	40 5/16	0.32
Third Quarter	62.15	43.90	0.32	47 5/8	37 1/16	0.32
Fourth Quarter	59.55	45.68	0.32	55 1/2	34 5/8	0.32
For the Year	$ 62.15	$ 40.35	$ 1.28	$ 67 11/16	$ 34 5/8	$ 1.28

SUMMARIZED STATEMENTS OF INCOME

Parent Company (Temple-Inland Inc.)

For the year *(in millions)*	*2001*	*2000*	*1999*
Net Revenues	$ 2,808	$ 2,928	$ 2,706
Costs and Expenses			
Cost of sales	2,457	2,441	2,216
Selling and administrative	261	236	227
Other (income) expense	(1)	15	–
	2,717	2,692	2,443
	91	236	263
Financial Services Earnings	184	189	138
Operating Income	275	425	401
Interest	(98)	(105)	(95)
Income From Continuing Operations Before Taxes	177	320	306
Income taxes	(66)	(125)	(115)
Income From Continuing Operations	111	195	191
Discontinued operations	–	–	(92)
Income Before Accounting Change	111	195	99
Effect of accounting change	(2)	–	–
Net Income	$ 109	$ 195	$ 99

See the notes to the parent company summarized financial statements.

SUMMARIZED BALANCE SHEETS

Parent Company (Temple-Inland Inc.)

At year-end *(in millions)*	*2001*	*2000*
Assets		
Current Assets		
Cash	$ 3	$ 2
Receivables, less allowances of $11 in 2001 and $10 in 2000	288	294
Inventories:		
Work in process and finished goods	53	61
Raw materials and supplies	205	192
	258	253
Prepaid expenses and other	73	51
Total current assets	622	600
Investment in Temple-Inland Financial Services	1,142	1,093
Property and Equipment		
Land and buildings	490	452
Machinery and equipment	2,926	2,734
Construction in progress	89	160
Less allowances for depreciation	(1,935)	(1,822)
	1,570	1,524
Timber and timberlands – less depletion	515	567
Total property and equipment	2,085	2,091
Goodwill	62	22
Other assets	210	205
Total Assets	$ 4,121	$ 4,011
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 149	$ 112
Employee compensation and benefits	60	62
Accrued interest	20	24
Accrued property taxes	23	24
Other accrued expenses	94	70
Current portion of long-term debt	1	2
Total current liabilities	347	294
Long-Term Debt	1,339	1,381
Deferred Income Taxes	310	276
Postretirement Benefits	142	142
Other Long-Term Liabilities	87	85
Shareholders' Equity	1,896	1,833
Total Liabilities and Shareholders' Equity	$ 4,121	$ 4,011

See the notes to the parent company summarized financial statements.

SUMMARIZED STATEMENTS OF CASH FLOWS

Parent Company (Temple-Inland Inc.)

For the year *(in millions)*	*2001*	*2000*	*1999*
Cash Provided By (Used For) Operations			
Net income	$ 109	$ 195	$ 99
Adjustments:			
Depreciation and depletion	182	198	200
Amortization of goodwill	4	3	3
Deferred taxes	35	52	10
Unremitted earnings from financial services	(166)	(147)	(121)
Dividends from financial services	124	110	70
Receivables	24	5	(71)
Inventories	33	16	(4)
Prepaid expenses and other	(22)	(5)	(12)
Accounts payable and accrued expenses	35	(82)	40
Change in net assets of discontinued operation	–	–	23
Loss on disposal of discontinued operation	–	–	77
Other	(12)	39	19
	346	384	333
Cash Provided By (Used For) Investments			
Capital expenditures	(184)	(223)	(178)
Proceeds from sale of discontinued operations	–	–	576
Sale of timberland, property and equipment and other assets	74	5	40
Acquisitions, net of cash acquired, and joint ventures	(160)	(18)	(49)
Capital contributions to financial services	–	(10)	(279)
	(270)	(246)	110
Cash Provided By (Used For) Financing			
Additions to debt	272	260	312
Payments of debt	(290)	(134)	(560)
Purchase of stock for treasury	–	(250)	(100)
Cash dividends paid to shareholders	(63)	(65)	(71)
Other	6	2	12
	(75)	(187)	(407)
Net increase (decrease) in cash and cash equivalents	1	(49)	36
Cash and cash equivalents at beginning of year	2	51	15
Cash and cash equivalents at end of year	$ 3	$ 2	$ 51

See the notes to the parent company summarized financial statements.

NOTES TO THE PARENT COMPANY (TEMPLE-INLAND INC.) SUMMARIZED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The summarized financial statements include the accounts of Temple-Inland Inc. and its manufacturing subsidiaries (the parent company). The net assets invested in Temple-Inland Financial Services are subject, in varying degrees, to regulatory rules and restrictions including restrictions on the payment of dividends to the parent company. Accordingly, the investment in Temple-Inland Financial Services is reflected in the summarized financial statements on the equity basis. Related earnings, however, are presented before tax to be consistent with the consolidated financial statements. All material intercompany amounts and transactions have been eliminated. These financial statements should be read in conjunction with the Temple-Inland Inc. consolidated financial statements and the Temple-Inland Financial Services Group summarized financial statements.

Certain amounts have been reclassified to conform to the current year's classifications.

Inventories

Inventories are stated at the lower of cost or market.

The cost of inventories amounting to $99 million at year-end 2001 and $93 million at year-end 2000 was determined by the last-in, first-out method (LIFO). The cost of the remaining inventories was determined principally by the average cost method, which approximates the first-in, first-out method (FIFO).

If the FIFO method of accounting had been applied to those inventories that were determined by the LIFO method, inventories would have been $22 million and $28 million more than reported at year-end 2001 and 2000, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and depletion. Included in property and equipment are $147 million of assets that are subject to capital leases. Depreciation, which includes amortization of assets subject to capital leases, is generally provided on the straight-line method based on estimated useful lives as follows:

Classification	*Estimated Useful Lives*
Buildings	15 to 40 years
Machinery and equipment:	
Manufacturing and production equipment	3 to 25 years
Transportation equipment	3 to 15 years
Office and other equipment	2 to 10 years

Certain machinery and production equipment is depreciated based on operating hours or units of production because depreciation occurs primarily through use rather than through elapsed time.

The parent company completed an assessment of the estimated useful lives of certain production equipment, which resulted in a revision of estimated useful lives. These revisions ranged from a reduction of several years to a lengthening of up to five years. Accordingly, beginning January 2001, the parent company began computing depreciation of certain production equipment using revised estimated useful lives. As a result of these revisions in estimated useful lives, year 2001 depreciation expense was reduced by $27 million and year 2001 net income was increased by $16 million or $0.33 per diluted share.

Timber and timberlands are stated at cost, less accumulated cost of timber harvested. Cost attributed to standing timber is charged against income as timber is harvested at rates determined annually, based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The costs of seedlings and reforestation of timberlands are capitalized. The basis of timberland sold is determined by the area method. The basis of timber sold is determined by the average cost method.

The cost of significant additions and betterments is capitalized, and the cost of maintenance and repairs is expensed.

Environmental Liabilities

When environmental assessments or cleanups are probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change. The estimated undiscounted cost to close and remediate company-operated landfills are accrued over the estimated useful life of the landfill.

Revenue Recognition

Revenue is recognized upon passage of title to the customer.

NOTE B — LONG-TERM DEBT

Long-term debt consists of the following:

At year-end *(in millions)*	*2001*	*2000*
Commercial paper, other short-term borrowings and borrowing under bank credit agreements — average interest rate was 4.57% in 2001 and 6.55% in 2000	$ 27	$ 90
Trade Receivable Facility, due 2002 — average interest rate was 2.06% in 2001	70	–
9.0% Notes payable due 2001	–	200
8.125% to 8.38% Notes payable due 2006	100	100
7.25% Notes payable due 2004	100	100
8.25% Debentures due 2022	150	150
6.75% Notes payable due 2009	300	300
Private placement debt — 6.72% to 7.02% notes due 2002 through 2007	118	118
Revenue bonds due 2007 through 2024 — average interest rate was 3.70% in 2001 and 4.77% in 2000	115	114
Term note due 2005 — average interest rate was 5.38% in 2001 and 7.89% in 2000	100	100
Term note due 2006 — average interest rate was 4.50% in 2001	102	–
Other indebtedness due through 2006 — average interest rate was 5.10% in 2001 and 7.11% in 2000	158	111
	1,340	1,383
Less:		
Current portion of long-term debt	(1)	(2)
	$ 1,339	$ 1,381

The parent company has various debt arrangements, which are subject to conditions and covenants customary for such agreements, including levels of interest coverage and limitations on leverage of the parent company. At year-end 2001, the parent company was in compliance with all such conditions and covenants.

At year-end 2001, the parent company had credit agreements with banks totaling $591 million with final maturities at various dates through 2004 that support commercial paper and other short-term borrowings. Commercial paper and other short-term borrowings totaling $27 million, trade receivable facility debt of $70 million and current maturities of medium-term notes totaling $30 million are classified as long-term debt in accordance with the parent company's intent and ability to refinance such obligations on a long-term basis.

Stated maturities of the parent company's long-term debt during the next five years are as follows (in millions): 2002 – $107; 2003 – $202; 2004 – $121; 2005 – $159; 2006 – $135; 2007 and thereafter – $615.

During 2001, a wholly owned subsidiary of the parent company established a $200 million trade receivable backed revolving credit arrangement due in November 2002. Under this arrangement, the subsidiary purchases, on an on-going basis, substantially all of the parent company's trade receivables. As the parent company requires funds, the subsidiary draws under its revolving credit arrangement, pledges the trade receivables as collateral and remits the proceeds to the parent company. In the event of liquidation of the subsidiary, its creditors would be entitled to satisfy their claims from the subsidiary's assets prior to distributions back to the parent company. At year-end 2001, the subsidiary owned $248 million in trade receivables against which it had borrowed $70 million of the $168 million currently available under the revolving credit agreement. This subsidiary is included in the parent company's summarized financial statements. In addition to above, at year-end 2001, property and equipment having a net book value of approximately $14 million were subject to liens in connection with $46 million of debt.

Capitalized construction period interest in 2001, 2000 and 1999 was $4 million, $4 million and $2 million, respectively, and is deducted from interest expense. Parent company interest paid during 2001, 2000 and 1999 was $103 million, $108 million and $117 million, respectively.

NOTE C — JOINT VENTURES

The parent company's significant joint venture investments at year-end 2001 are: Del-Tin Fiber LLC – a 50 percent owned venture that produces medium density fiberboard in El Dorado, Arkansas; Standard Gypsum LP – a 50 percent owned venture that produces gypsum wallboard at facilities in McQueeney, Texas, and Cumberland City, Tennessee; and, Premier Boxboard Ltd.– a 50 percent owned venture that produces gypsum facing paper and corrugating medium in Newport, Indiana.

The joint venture partner in each of these ventures is an unrelated publicly held company.

Combined summarized financial information for these joint ventures follows:

At year-end *(in millions)*	*2001*	*2000*
Current assets	$ 31	$ 35
Total assets	372	379
Current liabilities	14	16
Long-term debt	215	225
Equity	142	138
Parent company's investment in joint ventures	27	21

For the year *(in millions)*	*2001*	*2000*	*1999*
Net revenues	$ 150	$ 152	$ 86
Operating income (loss)	(11)	4	9
Net income (loss)	(24)	(9)	1
Parent company's equity in net income (loss)	(7)	(2)	(1)

The parent company provides marketing and management services to these ventures. Fees for such services aggregated $5 million, $5 million, and $3 million during 2001, 2000 and 1999, respectively, and are reported as a reduction of cost of sales and selling expense. The parent company purchases, at market rates, finished products from one of these joint ventures. These purchases aggregated $58 million and $29 million during 2001 and 2000, respectively. The investment in these joint ventures is included in other assets and the equity in the net loss of these ventures in included in cost of sales.

During 2001, the parent company contributed $15 million to these ventures and received a $1 million dividend.

Near the end of the second quarter 2000, the parent company transferred ownership of its corrugating medium mill in Newport, Indiana, and associated debt of $50 million to Premier Boxboard Ltd. This was done as part of its agreement to maintain a 50 percent interest in the venture. The fair value of the assets contributed exceeded their carrying value by $55 million. This difference is being recognized in earnings at the rate of $5.5 million per year. At year-end 2001, the unamortized difference was $47 million. In the third quarter 2000, the venture completed its conversion of the mill so that it could produce lightweight gypsum facing paper as well as corrugated medium.

NOTE D — ACQUISITIONS AND DISPOSITIONS

During January 2002, the parent company initiated a tender offer to acquire Gaylord Container Corporation. The transaction is contingent on several matters including the tender of at least two-thirds of outstanding shares and at least 90 percent in aggregate principal amount of senior notes and 82.6 percent of the senior subordinated notes. The tender is scheduled to expire on February 28, 2002 and will be funded from a bank financing commitment. At its latest year-end, September 2001, Gaylord had total assets of $1 billion and a deficit in stockholders' equity of $114 million. For the year-ended September 2001, Gaylord had total revenues of $1.1 billion, operating income of $45 million and a net loss of $27 million.

During May 2001, the parent company completed the acquisitions of the corrugated packaging operations of Chesapeake Corporation and Elgin Corrugated Box Company. These operations consist of 11 corrugated converting plants in eight states. The aggregate purchase price of $135 million was allocated to the acquired assets and liabilities based on their fair values with $36 million allocated to goodwill. During October 2001, the parent company completed the acquisition of ComPro Packaging. These operations consist of two corrugated converting plants. The aggregate purchase price of $9 million was allocated to the acquired assets and liabilities based on fair values with $9 million allocated to goodwill. The operating results of these packaging operations are included in the accompanying summarized financial statements from their acquisition dates. The unaudited pro forma results of operations, assuming these acquisitions had been effected as of the beginning of the applicable fiscal year, would not have been materially different from those reported.

During the third quarter of 1999, the parent company decided to discontinue its bleached paperboard operation. Accordingly, the results of the bleached paperboard operation have been classified as discontinued operations, and prior periods have been restated. The bleached paperboard mill was sold in December 1999 for approximately $576 million in cash and the assumption of $82 million of debt. The eucalyptus fiber project in Mexico, which was to be a source of hardwood fiber for the bleached paperboard mill, was sold during 2001 at a price that approximated its carrying value. For the year 1999, the discontinued operation reported revenues of $381 million, loss from operations of $21 million and a loss on disposal of $71 million. Interest expense of $28 million was allocated to the discontinued operations, based on debt allocated to the operations. The loss from operations is net of income tax benefits of $13 million in 1999. The loss on disposal is net of income tax benefits of $44 million. Included in the loss on disposal were estimated operating losses of the Eucalyptus fiber project through the anticipated date of disposal of $2 million.

NOTE E — OTHER (INCOME) EXPENSE

For the year *(in millions)*	*2001*	*2000*	*1999*
Gain on sale of non-strategic timberland, cash proceeds were $54 million	$ (20)	$ –	$ –
Loss on disposition of box plant in Chile and other under performing assets	9	–	–
Loss on unsecured receivables in Argentina	2	–	–
Fair value adjustment on an interest rate swap agreement	4	–	–
Impairment loss on an interest in a bottling venture in Puerto Rico	4	–	–
Loss on exit of fiber cement business	–	15	–
	$ (1)	$ 15	$ –

In connection with the 2001 sale of a box plant in Chile, the parent company also recognized a one-time benefit of $8 million, which is reflected as a reduction of income tax expense.

In connection with its decision to exit the fiber cement business, the parent company retained $53 million of assets that are leased to a third party. The lease agreement provides for payments of $3.4 million per year and expires in 2020. At year-end 2001, these assets have a carrying amount of $47 million and are included in other assets.

NOTE F — COMMITMENTS AND CONTINGENCIES

The parent company leases timberlands, equipment and facilities under operating lease agreements. Future minimum rental commitments under non-cancelable operating leases having a remaining term in excess of one year, exclusive of related expenses, are as follows (in millions): 2002 – $42; 2003 – $27; 2004 – $22; 2005 – $19; 2006 – $16; 2007 and thereafter – $191. Total rent expense was $49 million, $46 million and $34 million during 2001, 2000, and 1999, respectively.

The parent company also leases two manufacturing facilities under capital lease agreements with municipalities, which expire in 2022 and 2025. These capital lease obligations total $188 million and have been offset by the purchase by the parent company of an equal amount of bonds issued by these municipalities which are funded with identical terms and secured by the payments due under the capital lease obligations.

At year-end 2001, the parent company has unconditional purchase obligations, principally for gypsum and timber, aggregating $16 million that will be paid over the next 5 years. The parent company also has acquired rights to timber and timberlands under agreements, which require the parent company to pay the owners $61 million in 2006; this obligation is included in other long-term liabilities.

In connection with its joint venture operations, the parent company has guaranteed obligations and letters of credit aggregating $105 million at year-end 2001.

The preferred stock issued by subsidiaries of Guaranty Bank is automatically exchanged into preferred stock of Guaranty Bank upon the occurrence of certain regulatory events or administrative actions. If such exchange occurs, each preferred share is automatically surrendered to the parent company in exchange for senior notes of the parent company. At year-end 2001, the outstanding preferred stock issued by these subsidiaries totals $305 million. See Note K of the Financial Services Group summarized financial statements for further information.

The parent company has $75 million in lines of credit and a $200 million receivable securitization program, which could not be accessed and $17 million in joint venture guarantees, letters of credit and recourse obligations which would be accelerated if the parent company was rated below "investment grade" by rating agencies. Several supply and lease agreements include similar rating requirements, which if activated would result in a variety of remedies including restructuring of the agreements.

In connection with the 1999 sale of the bleached paperboard mill, the parent company agreed, subject to certain limitations, to indemnify the purchaser from certain liabilities including environmental liabilities and contingencies associated with the parent company's operation and ownership of the mill.

In connection with the 1998 sale of its Argentina box plant, the parent company received $11 million in secured promissory notes, which were subsequently sold with recourse to a financial institution. At year-end 2001, the amounts due under these notes totaled $6 million. During 2001, the parent company also sold, with recourse to financial institutions, $6 million of other notes receivable.

SUMMARIZED STATEMENTS OF INCOME

Financial Services Group

For the year *(in millions)*	*2001*	*2000*	*1999*
Interest Income			
Loans receivable and mortgage loans held for sale	$ 806	$ 884	$ 705
Mortgage-backed and other securities available-for-sale	188	143	64
Mortgage-backed and other securities held-to-maturity	2	54	62
Other earning assets	5	8	5
Total interest income	1,001	1,089	836
Interest Expense			
Deposits	399	493	379
Borrowed funds	176	207	158
Total interest expense	575	700	537
Net Interest Income	426	389	299
Provision for loan losses	(46)	(39)	(38)
Net Interest Income After Provision For Loan Losses	380	350	261
Noninterest Income			
Loan origination, marketing and servicing fees, net	139	84	115
Real estate and other	224	196	165
Total noninterest income	363	280	280
Noninterest Expense			
Compensation and benefits	247	165	166
Real estate and other	293	258	222
Total noninterest expense	540	423	388
Income Before Taxes And Minority Interest	203	207	153
Minority interest in income of consolidated subsidiaries	(19)	(18)	(15)
Income Before Taxes	184	189	138
Income taxes	(17)	(42)	(17)
Income Before Accounting Change	167	147	121
Effect of accounting change	(1)	–	–
Net Income	$ 166	$ 147	$ 121

See the notes to Financial Services Group summarized financial statements.

SUMMARIZED BALANCE SHEETS

Financial Services Group

At year-end (in millions)	*2001*	*2000*
Assets		
Cash and cash equivalents	$ 587	$ 320
Mortgage loans held for sale	958	232
Loans receivable, net of allowance for loan losses of $139 in 2001 and $118 in 2000	9,847	10,394
Mortgage-backed and other securities available-for-sale	2,599	2,415
Mortgage-backed and other securities held-to-maturity	775	864
Mortgage servicing rights	156	246
Real estate	240	233
Goodwill	124	120
Other assets	452	500
Total Assets	$ 15,738	$ 15,324
Liabilities		
Deposits	$ 9,030	$ 9,828
Federal Home Loan Bank advances	3,435	2,869
Securities sold under repurchase agreements	1,107	595
Other borrowings	214	210
Other liabilities	504	423
Stock issued by subsidiaries	306	306
Total Liabilities	14,596	14,231
Shareholder's Equity	1,142	1,093
Total Liabilities and Shareholder's Equity	$ 15,738	$ 15,324

See the notes to the Financial Services Group summarized financial statements.

SUMMARIZED STATEMENTS OF CASH FLOWS

Financial Services Group

For the year (in millions)	*2001*	*2000*	*1999*
Cash Provided By (Used For) Operations			
Net income	$ 166	$ 147	$ 121
Adjustments:			
Amortization, depreciation and accretion	79	59	62
Provision for loan losses	46	39	38
Originations of loans held for sale	(7,605)	(2,129)	(3,691)
Sales of loans held for sale	6,932	2,149	4,060
Collections on loans serviced for others, net	104	(32)	(251)
Originated mortgage servicing rights	(102)	(12)	(54)
Other	(17)	(4)	98
	(397)	217	383
Cash Provided By (Used For) Investments			
Purchases of securities available-for-sale	(48)	(1,036)	(294)
Maturities of securities available-for-sale	865	338	279
Sales of securities available-for-sale	–	–	145
Purchases of securities held-to-maturity	(778)	–	–
Maturities and redemptions of securities held-to-maturity	3	192	351
Loans originated or acquired, net of principal collected	262	(1,512)	(1,163)
Sale of mortgage servicing rights	143	–	–
Sales of loans	446	259	299
Acquisitions, net of cash acquired of $10 in 2000	(364)	(20)	(108)
Capital expenditures	(26)	(34)	(26)
Other	17	(59)	(17)
	520	(1,872)	(534)
Cash Provided By (Used For) Financing			
Net increase (decrease) in deposits	(766)	857	808
Securities sold under repurchase agreements and short-term borrowings, net	316	1,071	(121)
Additions to debt	803	37	35
Payments of debt	(37)	(178)	(775)
Sale of stock by subsidiaries	–	80	1
Capital contributions from parent company	–	10	279
Dividends paid to parent company	(124)	(110)	(70)
Other	(48)	(25)	(2)
	144	1,742	155
Net increase in cash and cash equivalents	267	87	4
Cash and cash equivalents at beginning of year	320	233	229
Cash and cash equivalents at end of year	$ 587	$ 320	$ 233

See the notes to the Financial Services Group summarized financial statements.

NOTES TO SUMMARIZED FINANCIAL STATEMENTS FINANCIAL SERVICES GROUP

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Temple-Inland Financial Services Group (group) summarized financial statements include savings bank, mortgage banking, real estate and insurance brokerage operations. The assets and operations of this group are subject, in varying degrees, to regulatory rules and restrictions, including restriction on the payment of dividends to the parent company. All material intercompany amounts and transactions have been eliminated. Certain amounts have been reclassified to conform to the current year's classification. These financial statements should be read in conjunction with the Temple-Inland Inc. (the company) consolidated financial statements.

Derivative Financial Instruments

Beginning January 2001, the group adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. The cumulative effect of adopting this statement was to reduce 2001 net income by $1 million. This loss resulted from recording the fair value of derivative instruments that do not qualify for hedge accounting treatment.

As permitted by this statement, the group reassessed the classification of its mortgage-backed and other securities. As a result of that reassessment, on January 1, 2001, the group transferred $864 million in mortgage-backed securities from held-to-maturity to available-for-sale. This transfer resulted in a $16 million after-tax reduction in other comprehensive income, a component of shareholders' equity.

Mortgage Loans Held for Sale

Mortgage loans held for sale consist primarily of single-family residential loans collateralized by the underlying property. Prior to January 1, 2001, mortgage loans held for sale were carried at the lower of cost or market in the aggregate. Net unrealized losses were recognized in a valuation allowance by charges to income. Effective January 1, 2001, in connection with the adoption of FAS No. 133, the carrying value of mortgage loans held for sale that have been designated with an effective fair-value hedge, is adjusted for changes in fair value after the date of hedge designation, based on sale commitments or current market quotes. Fair value adjustments and realized gains and losses are classified as noninterest income.

Loans Receivable and Allowance for Loan Losses

Loans receivable are stated at unpaid net principal balances less any allowance for loan losses. Interest on loans receivable is credited to income as earned. The accrual of interest ceases when collection of principal or interest becomes doubtful. When interest accrual ceases, uncollected interest previously credited to income is reversed. Certain loan fees and direct loan origination costs are deferred. These net fees or costs, as well as premiums and discounts on loans, are amortized to income using the interest method over the remaining period to contractual maturity and adjusted for anticipated prepayments. Any unamortized loan fees or costs, premiums, or discounts are taken to income in the event a loan is sold or repaid.

The allowance for loan losses is increased by charges to income and by the portion of the purchase price related to credit risk on bulk purchases of loans and on acquisitions. The allowance is decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the group's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may have affected the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

Loans receivable are assigned a risk rating to distinguish levels of credit risk and loan quality. These risk ratings are categorized as pass or criticized grade with the resultant allowance for loan losses based on this distinction. Certain loan portfolios are considered to be performance based and are graded by analyzing performance through assessment of delinquency status.

The allowance for loan losses is comprised of specific allowances for impaired loans, general allowances for pass graded loans and pools of criticized loans with common risk characteristics and an unallocated allowance based on analysis of other economic factors. Specific allowances on impaired loans are measured by comparing the basis in the loan to: 1) estimated present value of total expected future cash flows, discounted at the loan's effective rate, or 2) the loan's observable market price, or 3) the fair value of the collateral if the loan is collateral dependent.

The group uses general allowances for pools of loans with relatively similar risks based on management's assessment of homogenous attributes, such as product types, markets, aging and collateral. The group uses information on historic trends in delinquencies, charge-offs and recoveries to identify unfavorable trends. The analysis considers adverse trends in the migration of classifications to be an early warning of potential problems that would indicate a need to increase loss allowances over historic levels.

The unallocated allowance for loan losses is determined based on management's assessment of general economic conditions as well as specific economic factors in individual markets. The evaluation of the appropriate level of unallocated allowance considers current risk factors that may not be reflected in the historical trends used to determine the allowance on criticized and pass graded loans. These factors may include inherent delays in obtaining information regarding a borrower's financial condition or changes in their unique business conditions; the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends; volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous loans; and the sensitivity of assumptions used to establish general allowances for homogenous groups of loans. In addition, the unallocated allowance recognizes that ultimate knowledge of the loan portfolios may be incomplete.

Mortgage-backed and Other Securities

The group determines the appropriate classification of mortgage-backed and other securities at the time of purchase and confirms the designation of these debt securities as of each balance sheet date. Debt securities are classified as held-to-maturity and stated at amortized cost when the group has both the intent and ability to hold the securities to maturity. Otherwise, debt securities and marketable equity securities are classified as available-for-sale and are stated at fair value with any unrealized gains and losses, net of tax, reported as a component of shareholder's equity.

The cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts by a method that approximates the interest method over the estimated lives of the securities. Should any such assets be sold, gains and losses are recognized based on the specific-identification method.

Real Estate

Real estate consists primarily of land and commercial properties held for development and sale, although certain properties are held for the production of income. Interest on indebtedness and property taxes during the development period, as well as improvements and other development costs, are generally capitalized. The cost of land sales is determined using the relative sales value method. Real estate also includes properties acquired through loan foreclosure.

Real estate held for future development and real estate projects being developed are evaluated for impairment in accordance with the recognition and measurement provisions governing long-lived assets to be held and used in operations. Real estate projects that are substantially completed and ready for their intended use are measured at the lower of carrying amount or estimated fair value minus the cost to sell in accordance with the provisions governing long-lived assets that are to be disposed of.

Mortgage Servicing Rights

The group allocates a portion of the cost of originating a mortgage loan to the mortgage servicing right based on its fair value relative to the loan as a whole. Capitalized mortgage loan servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. The fair market value of originated mortgage servicing rights is estimated using buyers' quoted prices for servicing rights with similar attributes, such as loan type, size, escrow and geographic location. Purchased mortgage servicing rights are recorded at cost. To evaluate possible impairment of mortgage servicing rights, the portfolio is periodically stratified based on the predominant risk characteristics and the capitalized basis of each stratum is compared to fair value. Predominant risk characteristics considered include loan type and interest rate. Should the capitalized mortgage servicing rights, net, exceed fair value, impairment is recognized through a valuation allowance.

Amortization expense and changes to the valuation allowance are included in loan origination, marketing and servicing fees, net, in the summarized statements of income.

Income Taxes

The group is included in the consolidated income tax return filed by the parent company. Under an agreement with the parent company, the group provides a current income tax provision that takes into account the separate taxable income of the group. Deferred income taxes are recorded by the group.

NOTE B—ACQUISITIONS

During the third quarter 2001, the group acquired mortgage loan production and processing offices for $63 million cash. The excess of the purchase price over the fair value of the identifiable net assets acquired was $8 million. This goodwill is not being amortized but will be periodically assessed for impairment.

On February 1, 2001, the group acquired certain assets (primarily asset-based loans), totaling $300 million, from FINOVA Capital Corporation (FINOVA) for $301 million cash. The excess of the purchase price over the fair value of the net identifiable assets acquired of $1 million was being amortized on the straight-line method over 10 years.

On March 1, 2000, the group acquired all of the outstanding stock of American Finance Group, Inc. (AFG) for $32 million cash. AFG, an industrial and commercial equipment leasing and financing operation, had total assets (primarily financing leases, loans, and equipment under operating leases) of $161 million and total liabilities (primarily debt) of $132 million, of which $128 million was repaid after acquisition. The excess of the purchase price over the fair value of the identifiable net assets acquired of $1 million was being amortized on the straight-line method over 10 years.

On June 29, 1999, the group acquired all of the outstanding stock of HF Bancorp, Inc., the parent company of Hemet Federal Savings & Loan Association (Hemet) for $119 million cash. Hemet had total assets of $1.2 billion (primarily loans and securities) and total liabilities of $1.1 billion (primarily deposits). The excess of the purchase price over the fair value of the identifiable net assets acquired of $40 million was being amortized on the straight-line method over 25 years.

On June 11, 1999, the group acquired the assets of Fidelity Funding, Inc. (Fidelity) for $18 million in cash. Fidelity, an asset-based lending operation, had assets (primarily loans) of $111 million. The excess of the purchase price over the fair value of the identifiable net assets acquired of $18 million was being amortized on the straight-line method over 10 years.

The FINOVA acquisition and all acquisitions in 2000 and 1999 were accounted for as purchase business combinations in accordance with Accounting Principles Board Opinion No. 16, *Business Combinations*. The amortization of goodwill associated with these acquisitions will cease beginning January 1, 2002 and the remaining goodwill will be periodically assessed for impairment.

The acquisitions were accounted for under the purchase method of accounting and, accordingly, the acquired assets and liabilities were adjusted to their estimated fair values at the date of the acquisitions. The operating results of the acquisitions are included in the accompanying summarized financial statements from the acquisition dates. The unaudited pro forma results of operations, assuming the acquisitions had been effected as of the beginning of the applicable fiscal year would not have been materially different from those reported.

NOTE C — LOANS RECEIVABLE

The outstanding principal balances of loans receivable consists of the following:

At year-end *(in millions)*	*2001*	*2000*
Real estate mortgage	$ 2,872	$ 3,600
Construction and development[a]	4,234	4,007
Commercial and business	2,116	1,681
Consumer and other	764	1,216
Premiums, discounts and deferred fees, net	–	8
	9,986	10,512
Less: Allowance for loan losses	(139)	(118)
	$ 9,847	$ 10,394

[a] *Includes residential construction.*

Real estate mortgages are primarily single-family adjustable-rate loans secured by properties located primarily in California and Texas. Construction and development loans consist primarily of office, multi-family, retail, industrial, residential and senior housing properties and are predominantly located in Texas, California, Florida, Georgia, Colorado, Illinois and Arizona. Commercial and business loans include working capital, equipment financing, asset-based loans and other business loans. Consumer and other loans include a variety of products and are primarily secured by real estate.

The recorded investment in impaired loans was $66 million at year-end 2001 and $6 million at year-end 2000, with a related allowance for loans losses of $28 million and $3 million, respectively. The average recorded investment in impaired loans during the years ended 2001 and 2000 was approximately $37 million and $45 million, respectively. The related amount of interest income recognized on impaired loans for the years ended 2001 and 2000 was immaterial.

At year-end 2001, the group had unfunded commitments on outstanding loans totaling approximately $4.8 billion and commitments to originate loans of $304 million. In addition, at year-end 2001, the group had issued letters of credit totaling $197 million. The portion of these amounts to be ultimately funded is uncertain.

Activity in the allowance for loan losses was as follows:

For the year *(in millions)*	*2001*	*2000*	*1999*
Balance, beginning of year	$ 118	$ 113	$ 87
Provision for loan losses	46	39	38
Additions related to acquisitions and bulk purchases of loans	2	2	12
Charge-offs, net of recoveries	(27)	(36)	(24)
Balance, end of year	$ 139	$ 118	$ 113

NOTE D — MORTGAGE-BACKED AND OTHER SECURITIES

The amortized cost and fair values of mortgage-backed and other securities consists of the following:

(in millions)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Fair Value*
At year-end 2001				
Available-for-sale				
Mortgage-backed securities:				
U. S. Government and agency	$ 2,292	$ 35	$ (8)	$ 2,319
Private issuer pass-through securities	72	–	(1)	71
	2,364	35	(9)	2,390
Debt securities:				
Corporate securities	3	–	–	3
Equity securities, primarily Federal Home Loan Bank stock	206	–	–	206
	$ 2,573	$ 35	$ (9)	$ 2,599
Held-to-maturity				
Mortgage-backed securities:				
U. S. Government and agency	$ 775	$ –	$ (8)	$ 767
	$ 775	$ –	$ (8)	$ 767
At year-end 2000				
Available-for-sale				
Mortgage-backed securities:				
U. S. Government and agency	$ 2,210	$ 21	$ (4)	$ 2,227
Private issuer pass-through securities	10	–	–	10
	2,220	21	(4)	2,237
Debt securities:				
Corporate securities	3	–	–	3
Equity securities, primarily Federal Home Loan Bank stock	175	–	–	175
	$ 2,398	$ 21	$ (4)	$ 2,415
Held-to-maturity				
Mortgage-backed securities:				
U. S. Government and agency	$ 764	$ –	$ (23)	$ 741
Private issuer pass-through securities	100	–	(3)	97
	$ 864	$ –	$ (26)	$ 838

The average yield on available-for-sale mortgage-backed, debt and equity securities for 2001 was 5.72 percent, 6.73 percent and 4.49 percent, respectively. The average yield on held-to-maturity mortgage-backed securities for 2001 was 5.34 percent.

At year-end 1999, the carrying values of available-for-sale mortgage-backed securities, debt securities and equity securities were $1.3 billion, $9 million, and $166 million, respectively. The carrying value of held-to-maturity mortgage-backed securities at year-end 1999 was $1.1 billion.

Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities. Virtually all mortgage-backed and other securities held at year-end 2001 were classified as variable/no maturity.

The mortgage loans underlying mortgage-backed securities have adjustable interest rates and generally have contractual maturities ranging from 15 to 40 years with principal and interest installments due monthly. The actual maturities of mortgage-backed securities may differ from the contractual maturities of the underlying loans because issuers or mortgagors may have the right to call or prepay their securities or loans.

Certain mortgage-backed securities and other securities are guaranteed directly or indirectly by the U.S. government or its agencies. Other mortgage-backed securities not guaranteed by the U.S. government or its agencies are senior subordinated securities considered investment grade quality by third-party rating agencies. The collateral underlying these securities is primarily residential properties located in California.

The group securitized and continued to hold $123 million and $297 million of mortgage loans previously held in the loan portfolio, during 2001 and 2000, respectively. The transfer to mortgage-backed securities was recorded at the carrying value of the mortgage loans at the time of securitization. The market value of the securities generated through these securitization activities are obtained through active market quotes. The group held $614 million and $689 million in such securities at year-end 2001 and 2000, respectively.

NOTE E – REAL ESTATE

Real estate is summarized as follows:

(in millions)	*2001*	*2000*
Real estate held for development and sale and income producing properties	$ 260	$ 249
Foreclosed real estate	2	3
	262	252
Accumulated depreciation	(19)	(16)
Valuation allowance	(3)	(3)
Real estate, net	$ 240	$ 233

NOTE F – PROPERTY AND EQUIPMENT

Property and equipment, included in other assets, are summarized as follows:

At year-end *(in millions)*	*Estimated Useful Lives*	*2001*	*2000*
Cost:			
Land		$ 22	$ 22
Buildings	10 – 40 years	110	107
Leasehold improvements	5 – 20 years	24	22
Furniture, fixtures and equipment	3 – 10 years	117	94
		273	245
Less accumulated depreciation and amortization		(107)	(87)
		$ 166	$ 158

NOTE G — DEPOSITS

Deposits consists of the following:

(dollars in millions)	*2001* Average Stated Rate	*2001* Amount	*2000* Average Stated Rate	*2000* Amount
Noninterest-bearing demand		$ 443		$ 302
Interest-bearing demand	1.36%	2,602	4.36%	2,504
Savings deposits	1.63%	186	1.83%	167
Time deposits	4.11%	5,799	6.13%	6,855
		$ 9,030		$ 9,828

Scheduled maturities of time deposits at year-end 2001 are as follows:

(in millions)	*$100,000 or More*	*Less Than $100,000*	*Total*
3 months or less	$ 296	$ 1,004	$ 1,300
Over 3 through 6 months	275	968	1,243
Over 6 through 12 months	176	776	952
Over 12 months	191	2,113	2,304
	$ 938	$ 4,861	$ 5,799

At year-end 2001, time deposits maturity dates were as follows (in millions): 2002 – $3,495; 2003 – $1,703; 2004 – $242; 2005 – $139; 2006 – $218; 2007 and thereafter – $2.

NOTE H — SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements were delivered to brokers/dealers who retained such securities as collateral for the borrowings and have agreed to resell the same securities back to the group at the maturities of the agreements. The agreements generally mature within 30 days.

Information concerning borrowings under repurchase agreements is summarized as follows:

(dollars in millions)	*2001*	*2000*	*1999*
At year-end:			
Balance	$ 1,107	$ 595	$ –
Weighted average interest rate	1.9%	6.5%	–
For the year:			
Average daily balance	$ 594	$ 484	$ 112
Maximum month-end balance	$ 1,107	$ 898	$ 223
Weighted average interest rate	3.9%	6.5%	5.0%

At year-end 2001, the fair value of securities sold under repurchase agreements was $782 million for FNMA certificates and $344 million for FHLMC certificates.

NOTE I — FEDERAL HOME LOAN BANK ADVANCES

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas (FHLB), advances are secured by a blanket floating lien on the savings bank's (Guaranty) assets and by securities on deposit at the FHLB.

Information concerning short-term Federal Home Loan Bank Advances is summarized as follows:

(dollars in millions)	*2001*	*2000*	*1999*
At year-end:			
Balance	$ 2,657	$ 2,869	$ 2,151
Weighted average interest rate	2.0%	6.4%	5.7%
For the year:			
Average daily balance	$ 3,367	$ 2,306	$ 2,683
Maximum month-end balance	$ 3,930	$ 2,911	$ 3,431
Weighted average interest rate	4.1%	6.4%	5.2%

In addition to short-term advances, at year-end 2001 $778 million in long-term amortizing fixed-rate advances were outstanding. These advances had a weighted average interest rate of 4.3 percent at year-end 2001.

At year-end 2001, the short and long-term advances had maturity dates as follows (in millions): 2002 — $2,816; 2003 — $145; 2004 — $104; 2005 — $81; 2006 — $151; 2007 and thereafter — $138.

NOTE J — OTHER BORROWINGS

Other borrowings, which represent borrowings of non-savings bank entities, consists of the following:

At year-end *(in millions)*	*2001*	*2000*
Long-term debt with an average rate of 5.57% and 7.91% during 2001 and 2000, respectively, due through 2002	$ 171	$ 168
Long-term debt at various rates which approximate prime, secured primarily by real estate	43	42
	$ 214	$ 210

At year-end 2001, a non-savings bank subsidiary had a $210 million credit facility, which expires in 2002, with $39 million remaining unused.

At year-end 2001, maturities of other borrowings are as follows (in millions): 2002 — $174; 2003 — $3; 2004 — $3; 2005 — $2; 2006 — $2; 2007 and thereafter — $30.

NOTE K — PREFERRED STOCK ISSUED BY SUBSIDIARIES

Guaranty has two subsidiaries that qualify as real estate investment trusts, Guaranty Preferred Capital Corporation (GPCC) and Guaranty Preferred Capital Corporation II (GPCC II). Both are authorized to issue floating rate and fixed rate preferred stock. These preferred stocks have a liquidation preference of $1,000 per share, dividends that are non-cumulative and payable when declared, and are automatically exchanged into Guaranty preferred stock, with similar terms and conditions, if federal banking regulators determine that Guaranty is, or will become, undercapitalized in the near term or an administrative body takes an action that will prevent GPCC or GPCC II from paying full quarterly dividends or redeeming any preferred stock. If such an exchange occurs, the parent company must issue its senior notes in exchange for the Guaranty preferred stock in an amount equal to the liquidation preference of the preferred stock exchanged. The terms and conditions of the senior notes are similar to those of the Guaranty preferred stock exchanged except that the rate on the senior notes received by the former GPCC preferred stockholders is fixed instead of floating. At year-end 2001, the liquidation preference of the outstanding preferred stock issued by the Guaranty subsidiaries totals $305 million.

In 1997, GPCC issued an aggregate of 150,000 shares of floating rate preferred stock for an aggregate consideration of $150 million cash. GPCC issued an additional 75,000 shares in 1998 for an aggregate consideration of $75 million cash. The weighted average rate paid to preferred shareholders was 5.82 percent and 7.94 percent during 2001 and 2000, respectively. Within ten years of issuance, at the option of GPCC, these shares may be redeemed in whole or in part for $1,000 per share cash.

At inception in December 2000, GPCC II issued 35,000 shares of floating rate preferred stock and 45,000 shares of 9.15 percent fixed rate preferred stock for an aggregate consideration of $80 million cash. The weighted average rate paid to floating rate preferred shareholders was 6.83 percent during 2001. Prior to May 2007, at the option of GPCC II, these shares may be redeemed in whole or in part for $1,000 per share cash plus, under certain circumstances, a make-whole premium.

NOTE L — MORTGAGE LOAN SERVICING

The group services mortgage loans that are owned primarily by independent investors. The group serviced approximately 129,700 and 209,600 mortgage loans aggregating $11.6 billion and $19.5 billion as of year-end 2001 and 2000, respectively.

The group is required to advance, from group funds, escrow and foreclosure costs on loans it services. The majority of these advances are recoverable, except for certain amounts for loans serviced for GNMA. A reserve has been established for unrecoverable advances. Market risk is assumed related to the disposal of certain foreclosed VA loans. No significant losses were incurred during 2001, 2000 or 1999 in connection with this risk.

Capitalized mortgage loan servicing rights, net of accumulated amortization, were as follows (in millions):

For the year 2001	*Purchased Loan Servicing Rights*	*Originated Loan Servicing Rights*	*Total*
Balance, beginning of year	$ 138	$ 108	$ 246
Additions	2	101	103
Amortization expense	(17)	(23)	(40)
Sales	(73)	(74)	(147)
Subtotal	$ 50	$ 112	$ 162
Valuation allowance			(6)
Balance, end of year			$ 156
For the year 2000			
Balance, beginning of year	$ 155	$ 113	$ 268
Additions	4	12	16
Amortization expense	(20)	(14)	(34)
Sales	(1)	(3)	(4)
Subtotal	$ 138	$ 108	$ 246
Valuation allowance			–
Balance, end of year			$ 246

Amortization expense related to mortgage loan servicing rights totaled $40 million, $34 million and $49 million for 2001, 2000 and 1999, respectively. The valuation allowance was increased $6 million in 2001 by a charge to operations and reduced $1 million in 2000 and $16 million in 1999 by a credit to operations.

The estimated fair value of the capitalized mortgage servicing rights at year-end 2001 was approximately $173 million. Fair value was determined utilizing market-driven assumptions for prepayment speeds, discount rates and other variables.

NOTE M — INTEREST RATE RISK MANAGEMENT

Guaranty is a party to various interest rate corridor agreements, which reduce the impact of increases in interest rates on its investments in adjustable-rate mortgage-backed securities that have lifetime interest rate caps. Under these agreements with notional amounts totaling $167 million and $213 million at year-end 2001 and 2000, respectively, Guaranty simultaneously purchased and sold caps whereby it receives interest if the variable rate based on the FHLB Eleventh District Cost of Funds (EDCOF) Index (3.37 percent at year-end 2001) exceeds an average strike rate of 8.81 percent and pays interest if the same variable rate exceeds a strike rate of 11.75 percent. These agreements mature through 2003. Guaranty did not receive or pay any amounts under this agreement in 2001, 2000 or 1999.

Guaranty is also a party to an interest rate cap agreement to reduce the impact of interest rate increases on certain adjustable rate investments with lifetime caps. Under this agreement, with a notional amount of $29 million, Guaranty would receive payments if the EDCOF exceeds the strike rate of 10 percent. This agreement matures in 2004. Guaranty did not receive or pay any amounts under this agreement in 2001, 2000 or 1999.

These corridor and cap agreements do not qualify for hedge accounting and are therefore recorded at fair value with changes in their fair value recorded in income. The amounts related to these agreements subject to credit risk are the streams of payments receivable by Guaranty under the terms of the contracts not the notional amounts used to express the volumes of these transactions. Guaranty minimizes its exposure to credit risk by entering into contracts with major U.S. securities firms.

The mortgage banking operation enters into forward sales commitments to deliver mortgage loans to third parties. These forward sales commitments hedge volatility of interest rates between the time a mortgage loan commitment is made and the subsequent funding and sale of the loan to a third party. During the time these forward sale commitments are hedging a mortgage loan commitment, both commitments are considered derivative financial instruments and are recorded at fair value with changes in their fair value recorded in income. Upon origination of a mortgage loan, the forward sale commitment is designated as a fair-value hedge of the mortgage loan held for sale and changes in the fair value of both the forward sale commitment and the mortgage loan held for sale are recorded in income. At year-end 2001, the mortgage banking operation had commitments to originate or purchase mortgage loans totaling approximately $681 million and commitments to sell mortgage loans of approximately $1.1 billion. To the extent mortgage loans at the appropriate rates are not available to fulfill the sales commitments, the group is subject to market risk resulting from interest rate fluctuations.

NOTE N — COMMITMENTS

The group leases equipment and facilities under various operating lease agreements. Future minimum rental payments, net of related sublease income and exclusive of related expenses, under non-cancelable operating leases with a remaining term in excess of one year are as follows (in millions): 2002 – $17; 2003 – $14; 2004 – $11; 2005 – $9; 2006 – $3; 2007 and thereafter – $6.

Total rent expense under these lease agreements was $19 million, $15 million and $14 million for 2001, 2000 and 1999, respectively.

NOTE O — REGULATORY CAPITAL MATTERS

Guaranty is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Guaranty's financial statements. The payment of dividends from Guaranty is subject to proper regulatory notification.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Guaranty must meet specific capital guidelines that involve quantitative measures of Guaranty's assets, liabilities and certain off-balance-sheet items such as unfunded loan commitments, as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. At year-end 2001, Guaranty met or exceeded all of its capital adequacy requirements.

At year-end 2001, the most recent notification from regulators categorized Guaranty as "well capitalized." The following table sets forth Guaranty's actual capital amounts and ratios along with the minimum capital amounts and ratios Guaranty must maintain in order to meet capital adequacy requirements and to be categorized as "well capitalized." No amounts were deducted from capital for interest-rate risk at year-end 2001 or 2000.

	Actual		*For Capital Adequacy Requirements*		*For Categorization as "Well Capitalized"*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
(dollars in millions)						
At year-end 2001:						
Total Risk-Based Ratio (Risk-based capital / Total risk-weight assets)	$ 1,327	10.71%	≥$ 992	≥ 8.00%	≥$ 1,240	≥ 10.00%
Tier 1 (Core) Risk-Based Ratio (Core capital / Total risk-weight assets)	$ 1,192	9.62%	≥$ 496	≥ 4.00%	≥$ 744	≥ 6.00%
Tier 1 (Core) Leverage Ratio Core capital / Adjusted tangible assets)	$ 1,192	7.82%	≥$ 610	≥ 4.00%	≥$ 762	≥ 5.00%
Tangible Ratio (Tangible equity / Tangible assets)	$ 1,192	7.82%	≥$ 305	≥ 2.00%	N/A	N/A
At year-end 2000:						
Total Risk-Based Ratio (Risk-based capital / Total risk-weight assets)	$ 1,283	10.29%	≥$ 998	≥ 8.00%	≥$ 1,247	≥ 10.00%
Tier 1 (Core) Risk-Based Ratio (Core capital / Total risk-weight assets)	$ 1,153	9.24%	≥$ 499	≥ 4.00%	≥$ 748	≥ 6.00%
Tier 1 (Core) Leverage Ratio Core capital / Adjusted tangible assets)	$ 1,153	7.77%	≥$ 593	≥ 4.00%	≥$ 742	≥ 5.00%
Tangible Ratio (Tangible equity / Tangible assets)	$ 1,153	7.77%	≥$ 297	≥ 2.00%	N/A	N/A

CONSOLIDATED STATEMENTS OF INCOME

Temple-Inland Inc. and Subsidiaries

For the year	*2001*	*2000*	*1999*
Revenues			
Manufacturing	$ 2,808	$ 2,928	$ 2,706
Financial Services	1,364	1,369	1,116
	4,172	4,297	3,822
Costs and Expenses			
Manufacturing	2,717	2,692	2,443
Financial Services	1,180	1,180	978
	3,897	3,872	3,421
Operating Income	275	425	401
Parent company interest	(98)	(105)	(95)
Income From Continuing Operations Before Taxes	177	320	306
Income taxes	(66)	(125)	(115)
Income From Continuing Operations	111	195	191
Discontinued operation	–	–	(92)
Income Before Accounting Change	111	195	99
Effect of accounting change	(2)	–	–
Net Income	$ 109	$ 195	$ 99
Earnings Per Share			
Basic:			
Income from continuing operations	$ 2.26	$ 3.83	$ 3.45
Discontinued operation	–	–	(1.66)
Effect of accounting change	(.04)	–	–
Net income	$ 2.22	$ 3.83	$ 1.79
Diluted:			
Income from continuing operations	$ 2.26	$ 3.83	$ 3.43
Discontinued operation	–	–	(1.65)
Effect of accounting change	(.04)	–	–
Net income	$ 2.22	$ 3.83	$ 1.78

See the notes to the consolidated financial statements.

CONSOLIDATING BALANCE SHEETS

Temple-Inland Inc. and Subsidiaries

At year-end 2001 *(in millions)*	*Parent Company*	*Financial Services*	*Consolidated*
Assets			
Cash and cash equivalents	$ 3	$ 587	$ 590
Mortgage loans held for sale	–	958	958
Loans and leases receivable, net	–	9,847	9,847
Mortgage-backed and other securities available-for-sale	–	2,599	2,599
Mortgage-backed and other securities held-to-maturity	–	775	775
Trade receivables	288	–	288
Inventories	258	–	258
Property and equipment	2,085	166	2,251
Goodwill	62	124	186
Other assets	283	682	935
Investment in Financial Services	1,142	–	–
Total Assets	$ 4,121	$ 15,738	$ 18,687
Liabilities			
Deposits	$ –	$ 9,030	$ 9,030
Federal Home Loan Bank advances	–	3,435	3,435
Securities sold under repurchase agreements	–	1,107	1,107
Other liabilities	434	504	914
Long-term debt	1,339	214	1,553
Deferred income taxes	310	–	304
Postretirement benefits	142	–	142
Stock issued by subsidiaries	–	306	306
Total Liabilities	$ 2,225	$ 14,596	$ 16,791
Shareholders' Equity			
Preferred stock – par value $1 per share: authorized 25,000,000 shares; none issued			–
Common stock – par value $1 per share: authorized 200,000,000 shares; issued 61,389,552 shares, including shares held in the treasury			61
Additional paid-in capital			367
Accumulated other comprehensive income (loss)			(1)
Retained earnings			2,014
			2,441
Cost of shares held in the treasury: 12,030,402 shares			(545)
Total Shareholders' Equity			1,896
Total Liabilities and Shareholders' Equity			$ 18,687

See the notes to the consolidated financial statements.

CONSOLIDATING BALANCE SHEETS

Temple-Inland Inc. and Subsidiaries

At year-end 2000 (in millions)	*Parent Company*	*Financial Services*	*Consolidated*
Assets			
Cash and cash equivalents	$ 2	$ 320	$ 322
Mortgage loans held for sale	–	232	232
Loans and leases receivable, net	–	10,394	10,394
Mortgage-backed and other securities available-for-sale	–	2,415	2,415
Mortgage-backed and other securities held-to-maturity	–	864	864
Trade receivables	294	–	294
Inventories	253	–	253
Property and equipment	2,091	158	2,249
Goodwill	22	120	142
Other assets	256	821	1,041
Investment in Financial Services	1,093	–	–
Total Assets	$ 4,011	$ 15,324	$ 18,206
Liabilities			
Deposits	$ –	$ 9,828	$ 9,828
Federal Home Loan Bank advances	–	2,869	2,869
Securities sold under repurchase agreements	–	595	595
Other liabilities	379	423	770
Long-term debt	1,381	210	1,591
Deferred income taxes	276	–	272
Postretirement benefits	142	–	142
Stock issued by subsidiaries	–	306	306
Total Liabilities	$ 2,178	$ 14,231	$ 16,373
Shareholders' Equity			
Preferred stock – par value $1 per share: authorized 25,000,000 shares; none issued			–
Common stock – par value $1 per share: authorized 200,000,000 shares; issued 61,389,552 shares, including shares held in the treasury			61
Additional paid-in capital			365
Accumulated other comprehensive income (loss)			(8)
Retained earnings			1,968
			2,386
Cost of shares held in the treasury: 12,215,499 shares			(553)
Total Shareholders' Equity			1,833
Total Liabilities and Shareholders' Equity			$ 18,206

See the notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Temple-Inland Inc. and Subsidiaries

For the year *(in millions)*	*2001*	*2000*	*1999*
Cash Provided By (Used For) Operations			
Net income	$ 109	$ 195	$ 99
Adjustments:			
Depreciation and depletion	205	216	217
Amortization of goodwill	11	9	8
Provision for loan losses	46	39	38
Deferred taxes	29	57	14
Amortization and accretion of financial instruments	39	28	40
Originations of loans held for sale	(7,605)	(2,129)	(3,691)
Sales of loans held for sale	6,932	2,149	4,060
Receivables	24	5	(71)
Inventories	33	16	(4)
Accounts payable and accrued expenses	35	(82)	40
Collections and remittances on loans serviced for others, net	104	(32)	(251)
Change in net assets of discontinued operations	–	–	23
Loss on disposal of discontinued operation	–	–	77
Originated mortgage servicing rights	(102)	(12)	(54)
Other	(35)	32	101
	(175)	491	646
Cash Provided By (Used For) Investments			
Capital expenditures	(210)	(257)	(204)
Proceeds from sale of discontinued operations	–	–	576
Sale of timberland property and equipment and other assets	102	10	40
Purchase of securities available-for-sale	(48)	(1,036)	(294)
Maturities of securities available-for-sale	865	338	279
Proceeds from sale of securities available-for-sale	–	–	145
Purchase of securities held-to-maturity	(778)	–	–
Sale of mortgage servicing rights	143	–	–
Maturities and redemptions of securities held-to-maturity	3	192	351
Loans originated or acquired, net of principal collected	262	(1,512)	(1,163)
Proceeds from sale of loans	446	259	299
Acquisitions, net of cash acquired, and joint ventures	(524)	(38)	(157)
Other	(11)	(64)	(17)
	250	(2,108)	(145)
Cash Provided By (Used For) Financing			
Additions to debt	1,075	297	347
Payments of debt	(327)	(312)	(1,335)
Securities sold under repurchase agreements and short-term borrowings, net	316	1,071	(121)
Net increase (decrease) in deposits	(766)	857	808
Purchase of stock for treasury	–	(250)	(100)
Cash dividends paid to shareholders	(63)	(65)	(71)
Proceeds from sale of subsidiary preferred stock	–	80	1
Other	(42)	(23)	10
	193	1,655	(461)
Net increase in cash and cash equivalents	268	38	40
Cash and cash equivalents at beginning of year	322	284	244
Cash and cash equivalents at end of year	$ 590	$ 322	$ 284

See the notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Temple-Inland Inc. and Subsidiaries

(in millions)	*Common Stock*	*Paid-in Capital*	*Accumulated Other Comprehensive Income (Loss)*	*Retained Earnings*	*Treasury Stock*	*Total*
Balance at year-end 1998	$ 61	$ 357	$ (17)	$ 1,810	$ (213)	$ 1,998
Comprehensive income						
Net income	–	–	–	99	–	99
Other comprehensive income						
Unrealized losses on securities	–	–	(15)	–	–	(15)
Foreign currency translation adjustment	–	–	1	–	–	1
Total comprehensive income	–	–	–	–		85
Dividends paid on common stock – $1.28 per share	–	–	–	(71)	–	(71)
Stock issued for stock plans – 256,599 shares	–	7	–	–	8	15
Stock acquired for treasury – 1,649,052 shares	–	–	–	–	(100)	(100)
Balance at year-end 1999	$ 61	$ 364	$ (31)	$ 1,838	$ (305)	$ 1,927
Comprehensive income						
Net income	–	–	–	195	–	195
Other comprehensive income						
Unrealized gains on securities	–	–	23	–	–	23
Minimum pension liability	–	–	(2)	–	–	(2)
Foreign currency translation adjustment	–	–	2	–	–	2
Total comprehensive income	–	–	–	–	–	218
Dividends paid on common stock – $1.28 per share	–	–	–	(65)	–	(65)
Stock-based compensation	–	1	–	–	–	1
Stock issued for stock plans – 57,999 shares	–	–	–	–	2	2
Stock acquired for treasury – 5,095,906 shares	–	–	–	–	(250)	(250)
Balance at year-end 2000	$ 61	$ 365	$ (8)	$ 1,968	$ (553)	$ 1,833
Comprehensive income						
Net income	–	–	–	109	–	109
Other comprehensive income						
Unrealized gains on securities	–	–	7	–	–	7
Minimum pension liability	–	–	(1)	–	–	(1)
Foreign currency translation adjustment	–	–	1	–	–	1
Total comprehensive income	–	–	–	–	–	116
Dividends paid on common stock – $1.28 per share	–	–	–	(63)	–	(63)
Stock-based compensation	–	3	–	–	–	3
Stock issued for stock plans – 185,097 shares	–	(1)	–	–	8	7
Balance at year-end 2001	$ 61	$ 367	$ (1)	$ 2,014	$ (545)	$ 1,896

See the notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Temple-Inland Inc. and its manufacturing and financial services subsidiaries (the company). Investments in joint ventures and other subsidiaries in which the company has between a 20 percent and 50 percent equity ownership are reflected using the equity method. All material intercompany amounts and transactions have been eliminated. Certain amounts have been reclassified to conform to current year's classifications.

The consolidated net assets invested in financial services activities are subject, in varying degrees, to regulatory rules and restrictions including restrictions on the payment of the dividends to the parent company. Accordingly, included as an integral part of the consolidated financial statements are separate summarized financial statements and notes for the company's manufacturing and financial services groups, as well as the significant accounting policies unique to each group.

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the financial statements and accompanying notes, including disclosures related to contingencies. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and other short-term liquid instruments with original maturities of three months or less.

Translation of International Currencies

Balance sheets of the company's international operations where the functional currency is other than the U.S. dollar are translated into U.S. dollars at year-end exchange rates. Adjustments resulting from financial statement translation are reported as a component of shareholders' equity. For other international operations where the functional currency is the U.S. dollar, inventories, property, plant and equipment values are translated at the historical rate of exchange, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments for these operations are included in earnings and are not material.

Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year. Gains and losses resulting from foreign currency transactions are included in earnings and are not material.

Income Taxes

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes computed using current tax rates.

Stock Based Compensation

The company uses the intrinsic value method in accounting for its stock based employee compensation plans.

Financial Instruments

The company has, where appropriate, estimated the fair value of financial instruments. These fair value amounts may be significantly affected by the assumption used, including the discount rate and estimates of cash flow. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. Where these estimates approximate carrying value, no separate disclosure of fair value is shown.

Derivatives

The company uses, to a limited degree, derivative instruments to mitigate its exposure to risk, including those associated with changes in product pricing, manufacturing costs and interest rates related to borrowings and investments in securities, as well as mortgage production activities. Changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the transactions being hedged are completed. The ineffective portion of these hedges, which is not material, is recognized in income. Changes in the fair value of derivative instruments designated as fair value hedges are recognized in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognized in income. The company does not use derivatives for trading purposes.

Long-Lived Assets

Impairment losses are recognized on assets held for use when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets' carrying amount. Assets held for disposal are recorded at the lower of carrying value or estimated fair value less costs to sell.

Capitalized Software

The company capitalizes purchased software costs as well as the direct costs, both internal and external, associated with software developed for internal use. Such costs are amortized using the straight-line method over estimated useful lives of three to seven years. Costs capitalized were $48 million in 2001, $58 million in 2000 and $31 million in 1999. Amortization of these costs were $13 million in 2001, $8 million in 2000 and $6 million in 1999.

New Accounting Pronouncements

Derivatives

Beginning January 2001, the company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. The cumulative effect of adopting this statement was to reduce 2001 income by $2 million, or $0.04 per diluted share, and other comprehensive income, a component of shareholders' equity, by $4 million. As permitted by this statement, the company also changed the designation of its January 2001 portfolio of held-to-maturity securities, which were carried at unamortized cost, to available-for-sale, which are carried at fair value. As a result, the $864 million carrying value of these securities was adjusted to their fair value with a corresponding after-tax reduction of $16 million in other comprehensive income.

Business Combinations

The company adopted Statement of Financial Accounting Standards No. 141, *Business Combinations*, on June 30, 2001. This Statement requires business combinations to be accounted for using the purchase method.

Goodwill

The company will be required to adopt Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* beginning 2002. Under this statement, amortization of goodwill would be precluded and goodwill would be periodically measured for impairment. The effect of not amortizing goodwill during the year 2001 would be to increase operating income by $11 million and net income by $9 million or $0.18 per diluted share. While the company has not yet determined the effect of earnings or financial position of adopting this statement, it is possible that some portion of the existing goodwill at the parent company may be impaired.

Other Recently Issued Standards

The company will be required to adopt Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, beginning 2003 and Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, beginning 2002. The company has not yet determined the effect on earnings or financial position of adopting these statements.

NOTE 2—TAXES ON INCOME

Taxes on income from continuing operations consisted of the following:

For the year *(in millions)*	*2001*	*2000*	*1999*
Current tax provision:			
U.S. Federal	$ 27	$ 44	$ 89
State and other	9	14	12
	36	58	101
Deferred tax provision:			
U.S. Federal	28	66	14
State and other	2	1	–
	30	67	14
Provision for income taxes	$ 66	$ 125	$ 115

Earnings or losses from operations consisted of the following:

For the year *(in millions)*	*2001*	*2000*	*1999*
Earnings (Losses):			
U.S.	$ 173	$ 319	$ 311
Non-U.S.	4	1	(5)
	$ 177	$ 320	$ 306

The difference between the consolidated effective income tax rate and the federal statutory income tax rate include the following:

For the year *(in percentages)*	*2001*	*2000*	*1999*
Taxes on income at statutory rate	35%	35%	35%
State net of federal benefit	3	3	3
Foreign operations	–	–	1
Sale of foreign subsidiary	(3)	–	(2)
Goodwill	1	1	1
Other	1	–	–
	37%	39%	38%

Significant components of the company's consolidated deferred tax assets and liabilities are as follows:

At year-end (in millions)	*2001*	*2000*
Deferred Tax Liabilities:		
Depreciation	$ 274	$ 259
Timber and timberlands	36	37
Pensions	41	33
Mortgage servicing rights	25	36
Asset leasing	29	9
Other	32	32
Total deferred tax liabilities	437	406
Deferred Tax Assets:		
Alternative minimum tax credits	111	142
Net operating loss carryforwards	18	20
OPEB obligations	56	55
Bad debt reserve	49	33
Other	57	44
Total deferred tax assets	291	294
Valuation allowance	(158)	(160)
Net deferred tax liability	$ 304	$ 272

The valuation allowance represents accruals for deductions and credits that are uncertain and, accordingly, have not been recognized for financial reporting purposes. The change in the valuation allowance is primarily the result of the sale of a foreign subsidiary, partially offset by the increased foreign net operating losses, the future realization of which is not assured.

The company has foreign net operating loss carryforwards of $53 million that will expire from the year 2005 through the year 2011. Alternative minimum tax credits may be carried forward indefinitely. In accordance with generally accepted accounting principles, the company has not provided deferred taxes on approximately $31 million of pre-1988 tax bad debt reserves.

In 1999, the Internal Revenue Service (IRS) concluded its examination of the company's consolidated tax returns for the years 1987 through 1992. As a result of this examination, the company agreed to pay approximately $36 million in taxes and interest for those years, of which $19 million was paid in 1999 and the remainder in 2000. The IRS is currently examining the company's consolidated tax returns for the years 1993 through 1996. The resolution of these examinations is not expected to have a material adverse impact on the company's financial condition or results of operations.

Cash income tax payments, net of refunds received, including the payments related to the IRS exam were $29 million, $88 million and $72 million during 2001, 2000 and 1999, respectively.

Note 3 — Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of financial instruments were as follows:

At year-end (in millions)	2001 Carrying Amount	2001 Fair Value	2000 Carrying Amount	2000 Fair Value
Financial assets				
Loans receivable	$ 9,847	$ 9,883	$ 10,394	$ 10,397
Securities held-to-maturity	775	767	864	838
Mortgage servicing rights	156	173	246	305
Financial liabilities				
Deposits	$ 9,030	$ 9,091	$ 9,828	$ 9,835
FHLB advances	3,435	3,426	2,869	2,869
Fixed-rate long-term debt	811	815	1,009	993
Other off-balance sheet instruments				
Commitments to extend credit	$ —	$ 2	$ —	$ 3

Differences between fair value and carrying amounts are primarily due to instruments that provide fixed interest rates or contain fixed interest rate elements. Inherently, such instruments are subject to fluctuations in fair value due to subsequent movements in interest rates. All other financial instruments are excluded from the above table because they are either carried at fair value or have fair values that approximate their carrying amount due to their short-term nature. The fair value of mortgage-backed and other securities held-to-maturity and off-balance-sheet instruments are based on quoted market prices. Other financial instruments are valued using discounted cash flows. The discount rates used represent current rates for similar instruments.

At year-end 2001, the company has guaranteed certain joint venture obligations principally related to fixed-rate debt instruments totaling $50 million and sold with recourse promissory notes totaling $12 million. It is not practicable to estimate the fair value of these guarantees or contingencies.

Note 4 — Shareholder Rights Plan

The company has a Shareholder Rights Plan in which one-half of a preferred stock purchase right (Right) was declared as a dividend for each common share outstanding. Each Right entitles shareholders to purchase, under certain conditions, one one-hundredth of a share of newly issued Series A Junior Participating Preferred Stock at an exercise price of $200. Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the company's common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 25 percent or more of the company's common shares. The company will generally be entitled to redeem the Rights at $.01 per Right at any time until the 10th business day following public announcement that a 20 percent position has been acquired. The Rights will expire on February 20, 2009.

NOTE 5 – EMPLOYEE BENEFIT PLANS

The company has pension plans covering substantially all employees. Plans covering salaried and nonunion hourly employees provide benefits based on compensation and years of service, while union hourly plans are based on negotiated benefits and years of service. The company's policy is to fund amounts on an actuarial basis in order to accumulate assets sufficient to meet the benefits to be paid in accordance with the requirements of ERISA. Contributions to the plans are made to trusts for the benefit of plan participants. The annual measurement date of the benefit obligations, fair value of plan assets and the funded status of employee benefit plans is September 30. At year-end 2001 and 2000, the pension plan assets included company stock with market values of $18 million (3 percent of plan assets) and $14 million (2 percent of plan assets), respectively.

The company also provides defined contribution plans for substantially all employees. Expense for company matching contributions under these plans was approximately $22 million in 2001, $19 million in 2000 and $18 million in 1999. The company provides, as a postretirement benefit, medical and insurance coverage to eligible salaried and hourly employees who reach retirement age while employed by the company.

The change in benefit obligation, plan assets and the funded status of employee benefit plans follows:

	Pension Benefits		*Postretirement Benefits*	
At year-end	*2001*	*2000*	*2001*	*2000*
(in millions)				
Benefit obligation at beginning of year	$ 614	$ 582	$ 141	$ 111
Service cost	16	15	4	3
Interest cost	45	42	10	8
Plan amendments	8	6	–	–
Actuarial (gain) loss	–	4	13	30
Benefits paid	(39)	(35)	(14)	(12)
Retiree contributions	–	–	1	1
Benefit obligation at end of the year	$ 644	$ 614	$ 155	$ 141
Fair value of plan assets at beginning of year	$ 838	$ 711	$ –	$ –
Actual return	(125)	158	–	–
Benefits paid	(39)	(35)	–	–
Plan amendments	7	–	–	–
Contributions	1	4	–	–
Fair value of plan assets at end of year	$ 682	$ 838	$ –	$ –
Funded status	$ 38	$ 224	$ (155)	$ (141)
Unrecognized net loss/(gain)	45	(160)	20	6
Prior service costs not yet recognized	13	11	(7)	(7)
Special termination benefits	(1)	–	–	–
Intangible asset	(3)	(1)	–	–
Accumulated other comprehensive income	(8)	(6)	–	–
Prepaid (accrued) benefit cost	$ 84	$ 68	$ (142)	$ (142)

The net prepaid benefit cost of $84 million at year-end 2001 is comprised of pension plans with prepaid benefit cost totaling $109 million and accrued benefit liabilities totaling $25 million. For plans with accumulated benefit obligations in excess of plan assets, accumulated benefit obligation and fair value of plan assets were $75 million and $51 million, respectively. For plans with projected benefit obligations in excess of plan assets, projected benefit obligation and fair value of plan assets were $477 million and $412 million, respectively.

Significant assumptions used for the employee benefit plans follow:

	Pension Benefits			Postretirement Benefits		
For the year	*2001*	*2000*	*1999*	*2001*	*2000*	*1999*
Weighted average assumptions:						
Discount rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Expected long-term rate of return	9.00%	9.00%	9.00%	–	–	–
Rate of compensation increase	4.75%	4.75%	4.00%	–	–	–

A 9 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 4.5 percent for 2008 and remain at that level thereafter.

Net periodic benefit cost (credit) for pension and postretirement plans include the following:

	Pension Benefits			Postretirement Benefits		
For the year *(in millions)*	*2001*	*2000*	*1999*	*2001*	*2000*	*1999*
Charges (Credits)						
Service cost-benefits earned during the period	$ 16	$ 15	$ 17	$ 4	$ 3	$ 3
Interest cost on projected benefit obligation	45	42	39	10	8	8
Expected return on plan assets	(74)	(62)	(54)	–	–	–
Net amortization and deferral	(5)	(4)	(3)	(1)	(1)	(1)
Net periodic benefit cost (credit)[a]	$ (18)	$ (9)	$ (1)	$ 13	$ 10	$ 10

[a] *In addition to the above, in 2001 the company recognized an additional $.4 million expense relating to pension benefits and $.3 million relating to postretirement benefits from the restructuring of certain of the Building Products operations. In 2000, the company recognized an additional $.3 million expense relating to postretirement benefits for special termination benefits resulting from the restructuring of certain of the Building Products operations. In 1999, the company recognized an additional $4 million credit relating to pension benefits and a $2 million credit relating to postretirement benefits for curtailments resulting from the sale of the bleached paperboard operation.*

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefits. A one percentage point change in assumed health care cost trend rates would have the following effects:

(in millions)	*1 Percentage Point Increase*	*1 Percentage Point Decrease*
Effect on total of service and interest cost components in 2001	$ 1	$ (1)
Effect on Postretirement benefit obligation at year-end 2001	$ 12	$ (10)

NOTE 6 — STOCK OPTION PLANS

The company has established stock option plans for key employees and directors. The plans provide for the granting of nonqualified stock options and/or incentive stock options, and prior to 1994, of stock appreciation rights with all or part of any options so granted. Options granted after 1995 generally have a ten-year term and become exercisable in steps from one to five years.

A summary of stock option activity follows:

For the year	*2001*		*2000*		*1999*	
(Shares in thousands)	*Options*	*Weighted Average Exercise Price*	*Options*	*Weighted Average Exercise Price*	*Options*	*Weighted Average Exercise Price*
Outstanding beginning of year	2,756	$ 53	1,974	$ 53	1,892	$ 51
Granted	1,088	51	971	55	455	61
Exercised	(141)	48	(88)	48	(315)	47
Forfeited	(119)	53	(101)	54	(58)	53
Outstanding end of year	3,584	$ 53	2,756	$ 54	1,974	$ 53
Options exercisable	1,078	$ 51	896	$ 50	691	$ 49
Weighted average fair value of options granted during the year	$ 16.05		$ 16.63		$ 23.06	

Exercise prices for options outstanding at year-end 2001 range from $27 to $75. The weighted average remaining contractual life of these options is eight years. An additional 1,664,552, 755,956 and 1,727,156 shares of common stock were available for grants at year-end 2001, 2000 and 1999, respectively.

Under the 1993 restricted stock plan, at year-end 2001, awards of 39,116 shares of restricted common stock were outstanding. The 1997 restricted stock plan provided for a maximum of 300,000 shares of restricted common stock to be reserved for awards. Under this plan, at year-end 2001, awards of 118,580 shares of restricted common stock were outstanding and an additional 171,250 shares were available for grants.

The fair value of the options granted in 2001, 2000 and 1999 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

For the year	*2001*	*2000*	*1999*
Expected dividend yield	2.4%	2.7%	2.0%
Expected stock price volatility	29.3%	29.7%	29.4%
Risk-free interest rate	5.1%	5.1%	6.8%
Expected life of options	8.0 years	8.0 years	8.0 years

Assuming that the company had accounted for its employee stock options using the fair value method and amortized such to expense over the options vesting period, pro forma net income and diluted earnings per share would have been $105 million and $2.12 per diluted share in 2001; $189 million and $3.71 per diluted share in 2000; and $96 million and $1.73 per diluted share in 1999. The pro forma disclosures may not be indicative of future amounts due to changes in subjective input assumptions and because the options vest over several years with additional future option grants expected.

NOTE 7 — EARNINGS PER SHARE

Numerators and denominators used in computing earnings per share are as follows:

For the year (in millions)	*2001*	*2000*	*1999*
Numerators for basic and diluted earnings per share:			
Income from continuing operations	$ 111	$ 195	$ 191
Discontinued operation	–	–	(92)
Effect of accounting change	(2)	–	–
Net income	$ 109	$ 195	$ 99
Denominator for earnings per share:			
Weighted average shares outstanding — basic	49.3	50.9	55.6
Dilutive effect of stock options	–	–	.2
Weighted average shares outstanding — diluted	49.3	50.9	55.8

NOTE 8 — ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of other comprehensive income are as follows:

(in millions)	*Currency Translation Adjustments*	*Derivative Instruments*	*Unrealized Gains (Losses) on Available-for-Sale Securities*	*Minimum Pension Liability*	*Total*
Balance at year-end 1999	$ (16)	$ –	$ (13)	$ (2)	$ (31)
Changes during the year	–	–	36	(3)	33
Deferred taxes on changes	2	–	(13)	1	(10)
Net change for the year	2	–	23	(2)	23
Balance at year-end 2000	$ (14)	$ –	$ 10	$ (4)	$ (8)
Effect of adopting FAS No. 133:					
Unrealized losses on held-to-maturity securities re-designated as available-for-sale securities	–	–	(24)	–	(24)
Unrealized losses on derivative instruments classified as cash flow hedges	–	(7)	–	–	(7)
Deferred taxes on above	–	3	8	–	11
Changes during the year	1	7	34	(2)	40
Deferred taxes on changes	–	(3)	(11)	1	(13)
Net change for the year	1	–	7	(1)	7
Balance at year-end 2001	$ (13)	$ –	$ 17	$ (5)	$ (1)

NOTE 9 — CONTINGENCIES

There are pending against the company and its subsidiaries lawsuits, claims and environmental matters arising in the regular course of business. The outcome of individual matters cannot be predicted with certainty.

In the opinion of management, recoveries and claims, if any, by plaintiffs or claimants resulting from the foregoing litigation will not have a material adverse effect on its operations or the financial position of the company.

NOTE 10 — SEGMENT INFORMATION

The company has three reportable segments: paper, building products and financial services. The Paper Group manufactures containerboard and corrugated packaging. The Building Products Group manufactures a variety of building materials and manages the company's timber resources. The Financial Services Group operates a savings bank and engages in mortgage banking, real estate and insurance brokerage activities.

These segments are managed as separate business units. The company evaluates performance based on operating income before other income/expense, corporate expenses and income taxes. Parent company interest expense is not allocated to the business segments. The accounting policies of the segments are the same as those described in the accounting policy notes to the financial statements. Corporate and other includes corporate expenses, other income (expense) and discontinued operations.

(in millions)	*Paper*	*Building Products*	*Financial Services*	*Corporate Other and Eliminations*	*Total*
For the year or at year-end 2001:					
Revenues from external customers	$ 2,082	$ 726	$ 1,364	$ –	$ 4,172
Depreciation, depletion and amortization	120	61	30	5	216
Operating income[a]	107	13	184	(29)[b]	275
Financial Services net interest income	–	–	426	–	426
Total assets	1,717	1,196	15,738	36	18,687
Investment in equity method investees	3	34	22	–	59
Capital expenditures	107	71	26	4	208
For the year or at year-end 2000:					
Revenues from external customers	$ 2,092	$ 836	$ 1,369	$ –	$ 4,297
Depreciation, depletion and amortization	131	63	24	7	225
Operating income	207	77	189	(48)[c]	425
Financial Services net interest income	–	–	389	–	389
Total assets	1,589	1,263	15,324	30	18,206
Investment in equity method investees	4	33	27	–	64
Capital expenditures	115	87	34	21	257
For the year or at year-end 1999:					
Revenues from external customers	$ 1,869	$ 837	$ 1,116	$ –	$ 3,822
Depreciation, depletion and amortization	138	59	22	6	225
Operating income	104	189	138	(30)	401
Financial Services net interest income	–	–	299	–	299
Total assets	1,676	1,154	13,321	99	16,250
Investment in equity method investees	8	27	14	–	49
Capital expenditures	80	92	26	6	204

(a) *Operating income includes $27 million reduction in depreciation expense resulting from a change in the estimated useful lives of certain production equipment, of which $20 million applies to the paper segment and $7 million applies to the building products segment.*

(b) *Includes other expense of $19 million, of which $15 million applies to the paper segment and $4 million to corporate, and other income of $20 million, which applies to the building products segment.*

(c) *Includes other expense of $15 million, which applies to the building products segment.*

The following table includes revenues and property and equipment based on the location of the operation:

GEOGRAPHIC INFORMATION

(in millions)	*2001*	*2000*	*1999*
For the year			
Revenues from external customers			
United States	$ 4,009	$ 4,133	$ 3,686
Mexico	114	106	82
Canada	34	33	27
South America	15	25	27
Total	$ 4,172	$ 4,297	$ 3,822
At year-end			
Property and Equipment			
United States	$ 2,142	$ 2,134	$ 2,154
Mexico	46	34	28
Canada	63	63	61
South America	–	18	18
Total	$ 2,251	$ 2,249	$ 2,261

NOTE 11 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected quarterly financial results for the years 2001 and 2000 are summarized below.

(in millions except per share amounts)	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*
2001				
Total revenues	$ 1,053	$ 1,062	$ 1,057	$ 1,000
Manufacturing net revenues	681	719	736	672
Manufacturing gross profit	69	96	108	78
Financial Services operating income before taxes	45	46	43	50
Income before accounting change	$ 12	$ 29	$ 44[a]	$ 26
Effect of accounting change	(2)	–	–	–
Net income	$ 10	$ 29	$ 44	$ 26
Earnings per Share:				
Basic:				
Income before accounting change	$ .24	$ .58	$ .90	$ .54
Effect of accounting change	(.04)	–	–	–
Net income	$ .20	$ .58	$ .90	$ .54
Diluted:				
Income before accounting change	$ .24	$ .58	$ .90	$ .54
Effect of accounting change	(.04)	–	–	–
Net income	$ .20	$ .58	$ .90	$ .54

[a] *Includes a $20 million pre-tax gain from sale of non-strategic timberlands; a $3 million pre-tax loss related to the disposal of two specialty packaging operations; a $4 million impairment pre-tax charge related to an interest in a glass bottling venture in Puerto Rico; a $4 million pre-tax loss related to the sale of a box plant in Chile; and a $4 million pre-tax charge related to the fair value adjustment of an interest rate swap agreement. In connection with the sale of the box plant in Chile, a one-time tax benefit of $8 million was recognized.*

(in millions except per share amounts)	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*
2000				
Total revenues	$ 1,067	$ 1,100	$ 1,086	$ 1,044
Manufacturing net revenues	758	757	739	674
Manufacturing gross profit	137	132	119	99
Financial Services operating income before taxes	35	48	50	56
Net income	55	62	43[a]	35
Earnings per Share:				
Basic:				
Net income	$ 1.04	$ 1.20	$ .87	$ .72
Diluted:				
Net income	$ 1.04	$ 1.20	$ .87	$ .72

[a] *Includes a $15 million pre-tax charge related to the discontinued fiber-cement operation.*

NOTE 12 – OTHER INFORMATION

Allowance for doubtful accounts were $11 million at year-end 2001, $10 million at year-end 2000 and $9 million at year-end 1999. The provision for bad debts was $8 million in 2001, $6 million in 2000 and $5 million in 1999. Bad debt charge-offs, net of recoveries were $7 million in 2001, $5 million in 2000 and $6 million in 1999. The unrealized gain (loss) on available-for-sale mortgage-backed securities was an unrealized gain of $26 million and $17 million at year-end 2001 and 2000, respectively, and an unrealized loss of $19 million at year-end 1999. The unrealized gain increased by $9 million and $36 million for the year 2001 and 2000, respectively, and decreased by $22 million for the year 1999.

MANAGEMENT REPORT ON FINANCIAL STATEMENTS

Management has prepared and is responsible for the company's financial statements, including the notes thereto. They have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management. All financial information in this annual report is consistent with that in the financial statements.

The company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The company also maintains an internal auditing function that evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

The company's financial statements have been examined by Ernst & Young LLP, independent auditors, who have expressed their opinion with respect to the fairness of the presentation of the statements.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets with the independent auditors and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to assure their independent and free access to the committee.

Kenneth M. Jastrow, II
Chairman of the Board and Chief Executive Officer

Louis R. Brill
Chief Accounting Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Temple-Inland Inc.:

We have audited the accompanying consolidated balance sheets of Temple-Inland Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Temple-Inland Inc. and subsidiaries at December 29, 2001 and December 30, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2001 the company changed its method of accounting for derivative instruments and hedging activities.

Ernst & Young LLP

Austin, Texas
January 25, 2002

BOARD OF DIRECTORS
Temple-Inland Inc.

Afsaneh Mashayekhi Beschloss 1, 6
President and Chief Executive Officer
Carlyle Asset Management Group

Robert Cizik 2, 3, 6

Anthony M. Frank 1, 4, 5
Chairman Emeritus
Belvedere Capital Partners, LLC

James T. Hackett 1, 4
Chairman, President and Chief Executive Officer
Ocean Energy, Inc.

William B. Howes
Chairman
Inland Paperboard and Packaging, Inc.

Bobby R. Inman 2, 3, 5
Managing Director
Inman Ventures

Kenneth M. Jastrow, II 2, 3, 4, 5, 6
Chairman and Chief Executive Officer
Temple-Inland Inc.

James A. Johnson 2, 6
Vice Chairman
Perseus LLC

W. Allen Reed 3, 4, 6
President and Chief Executive Officer
General Motors Investment Management Corporation

Herbert A. Sklenar 1, 2, 3
Chairman Emeritus
Vulcan Materials Company

Arthur Temple III 2, 6
Chairman and Chief Executive Officer
Exeter Investment Company

Charlotte Temple 1, 5
President
Temple Vineyards

Larry E. Temple 1, 3, 5
Attorney

ADVISORY DIRECTOR
Paul M. Anderson
Managing Director and Chief Executive Officer
BHP Billiton

TEMPLE-INLAND OFFICERS
Kenneth M. Jastrow, II
Chairman and Chief Executive Officer

William B. Howes
Executive Vice President

Harold C. Maxwell
Executive Vice President

Kenneth R. Dubuque
Group Vice President, Financial Services

Dale E. Stahl
Group Vice President, Paper

Bart J. Doney
Group Vice President, Packaging

James C. Foxworthy
Group Vice President, Paperboard

Jack C. Sweeny
Group Vice President

Randall D. Levy
Chief Financial Officer

M. Richard Warner
Chief Administrative Officer

Louis R. Brill
Chief Accounting Officer

Doyle R. Simons
Vice President, Administration

Richard L. Reisenweber
Vice President, Environmental Affairs

Scott Smith
Chief Information Officer

Leslie K. O'Neal
Secretary and Assistant General Counsel

David W. Turpin
Treasurer

PAPER GROUP
William B. Howes
Chairman
Inland Paperboard and Packaging, Inc.

Dale E. Stahl
President and Chief Executive Officer
Inland Paperboard and Packaging, Inc.

Bart J. Doney
Executive Vice President, Packaging Group
Inland Paperboard and Packaging, Inc.

James C. Foxworthy
Executive Vice President, Paperboard Group
Inland Paperboard and Packaging, Inc.

BUILDING PRODUCTS GROUP
Harold C. Maxwell
Chairman and Chief Executive Officer
Temple-Inland Forest Products Corporation

Jack C. Sweeny
President and Chief Operating Officer
Temple-Inland Forest Products Corporation

FINANCIAL SERVICES GROUP
Kenneth R. Dubuque
President and Chief Executive Officer
Temple-Inland Financial Services Inc.

(1) Audit Committee
(2) Management Development and Executive Compensation Committee
(3) Executive Committee
(4) Corporate Governance Committee
(5) Public Policy/Environmental Committee
(6) Finance Committee



TEMPLE-INLAND INC.

Kenneth M. Jastrow, II
Chairman and Chief Executive Officer

INLAND PAPERBOARD AND PACKAGING, INC.

William B. Howes
Chairman

Dale E. Stahl
President and Chief Executive Officer

James C. Foxworthy
Executive Vice President, Paperboard Group

Bart J. Doney
Executive Vice President, Packaging Group



TEMPLE-INLAND FOREST PRODUCTS CORPORATION

Jack C. Sweeny
President and Chief Operating Officer

Harold C. Maxwell
Chairman and Chief Executive Officer



TEMPLE-INLAND FINANCIAL SERVICES INC.

Kenneth R. Dubuque
President and Chief Executive Officer

Ronald D. Murff
President – Retail Bank, Guaranty Bank

John T. Stuart, III
Chief Lending Officer, Guaranty Bank



Shareholder Information

Transfer Agent and Register
EquiServe Trust Company, N.A.
525 Washington Blvd.
Jersey City, New Jersey 07310
201.324.1225

Independent Auditors
Ernst & Young LLP
Austin, Texas

Annual Meeting
The annual meeting of shareholders of Temple-Inland Inc. will be held at 303 South Temple Drive, Diboll, Texas, on May 3, 2002, at 9:00 a.m. CDT.

Stock Listing
Temple-Inland Inc. common stock is listed on the New York Stock Exchange and the Pacific Exchange under the ticker symbol TIN.

As of December 31, 2001, there were 5,608 shareholders of record of the Company's common stock.

Dividend Reinvestment Plan
Temple-Inland offers its shareholders a convenient and economical way to increase their investment in the Company's common stock through the purchase of additional shares with quarterly dividends and optional cash payments. Under the Temple-Inland Inc. Dividend Reinvestment Plan, administered by EquiServe Trust Company, N.A., Temple-Inland pays the brokerage fees and service charges, and the shareholder receives the benefit of larger quantity purchases and optional free custodial services. For more information about the plan, contact EquiServe Trust Company, N.A., Dividend Reinvestment Plans, P.O. Box 2598, Jersey City, New Jersey, 07303-2598, 201.324.1225.

A copy of Temple-Inland Inc.'s annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be sent without charge upon written request made to the Company's Investor Relations Department.

Mailing Address
Temple-Inland Inc.
P.O. Box 40
Austin, Texas 78767
512.434.5800

Company Web Site
Additional information regarding Temple-Inland may be obtained from Temple-Inland's home page on the Internet, the address of which is http://www.templeinland.com.


Temple
Temple

TEMPLE-INLAND
INC.

P.O. Box 40 | Austin | Texas | 78767 | 512.434.5800 | www.templeinland.com